FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
Securities Exchange Act of 1934
For the month of July 2009
ABBEY NATIONAL PLC
(Translation of registrant’s name into English)
Abbey National House, 2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 8 July 2009	By	/s/ Scott Linsley
(Authorised Signatory)

Alliance & Leicester Group
2008 Consolidated Financial Statements

Financial Statements
Independent Auditors’ Report
To the Board of Directors and Shareholders of
Alliance & Leicester plc
Leicester, United Kingdom:
We have audited the accompanying consolidated balance sheets of Alliance & Leicester plc and its subsidiaries (the “Company”) as of 31 December 2008 and 2007, and the related Consolidated Income Statements, the Consolidated Statements of Total Recognised Income and Expenses, and the Consolidated Cash Flow Statements for each of the three years in the period ended 31 December 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2008 in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRSs as issued by the International Accounting Standards Board.

Deloitte LLP
Chartered Accountants
London, United Kingdom
19 March 2009

Financial Statements
Consolidated Income Statement
For the years ended 31 December 2008, 2007 and 2006

		2008	2007	2006
	Notes	£m	£m	£m

Interest and similar income	2	4,032	4,167	3,115
Interest expense and similar charges	2	(3,648)	(3,366)	(2,334)

Net interest income		384	801	781

Fee and commission income	3	471	517	524
Fee and commission expense	3	(79)	(33)	(27)

Net fee and commission income		392	484	497
Net trading and other income	4	48	141	198

Total operating income		824	1,426	1476

Administration expenses	5	(927)	(643)	(681)
Depreciation and amortisation	6	(114)	(131)	(121)

Total operating expenses excluding provisions and charges		(1,041)	(774)	(802)

Impairment losses on loans and advances to customers	8	(607)	(100)	(105)
Impairment losses on treasury investment securities and loans to banks	8	(426)	(153)	—
Provisions for other liabilities and charges	30	(38)	—	—

Total operating provisions and charges		(1,071)	(253)	(105)

(Loss)/profit before tax		(1,288)	399	569
Tax credit/(charge)	9	370	(103)	(119)

(Loss)/profit for the year from continuing operations		(918)	296	450

Attributable to:
Equity holders of the parent		(954)	256	433
Innovative tier 1 holders	33	17	17	17
Preference shareholders	34	19	19	—
Minority interest	35	—	4	—

Notes 1 to 44 are an integral part of these Consolidated Financial Statements.

Financial Statements
Consolidated Balance Sheet
As at 31 December 2008 and 2007

		2008	2007(1)
	Notes	£m	£m

Assets
Cash and balances at central banks	11	1,553	3,471
Trading assets	12	—	1,439
Derivative financial instruments	13	2,876	970
Financial assets designated at fair value	14	63	891
Loans and advances to banks	15	1,239	2,885
Loans and advances to customers	16	51,402	55,056
Available-for-sale securities	18	1,658	12,773
Held-to-maturity securities		—	213
Loan and receivable securities	18	14,250	210
Macro hedge of interest rate risk		713	38
Intangible assets	19	17	116
Property, plant and equipment	20	223	252
Operating lease assets	21	348	284
Current tax assets		17	—
Deferred tax assets	22	626	5
Other assets	23	259	299
Retirement benefit obligations	31	4	53

Total assets		75,248	78,955

Liabilities
Deposits by banks	24	11,516	18,512
Deposits by customers	25	39,765	29,976
Derivative financial instruments	13	1,533	791
Financial liabilities designated at fair value	26	728	4,027
Debt securities in issue	27	17,477	21,879
Subordinated liabilities	28	1,436	711
Other liabilities	29	631	702
Provisions	30	34	—
Current tax liabilities		1	5
Deferred tax liabilities	22	278	—
Retirement benefit obligations	31	21	28

Total liabilities		73,420	76,631

Equity
Innovative tier 1	33	311	311
Preference shares	34	294	294
Minority interest	35	—	4

		605	609

Share capital	34	328	210
Share premium account	34	724	125
Capital redemption reserve	35	90	90
Reserve for share based payments	35	—	26
Available-for-sale reserve	35	(293)	(143)
Cash flow hedging reserve	35	164	(14)
Retained earnings	35	210	1,421

Total ordinary shareholders’ equity		1,223	1,715

Total liabilities and equity		75,248	78,955

(1)	The 2007 Balance Sheet has been reclassified as described in the Accounting Policies.
Notes 1 to 44 are an integral part of these Consolidated Financial Statements.
The Financial Statements were approved by the Board on 19 March 2009 and signed on its behalf by:

Antonio Lorenzo
Chief Financial Officer

Financial Statements
Consolidated Statement of Recognised Income and Expense
For the years ended 31 December 2008, 2007 and 2006

		2008	2007	2006
	Notes	£m	£m	£m

Actuarial (losses)/gains on retirement benefit obligations	31	(60)	56	50
Losses on available-for-sale securities	35	(241)	(220)	(2)
Gains/(losses) on cash flow hedges taken directly to equity		259	15	(58)
Tax on items taken directly to equity		2	46	4

Net loss recognised directly in equity		(40)	(103)	(6)
Losses/(gains) on available-for-sale securities transferred to profit or loss on sale	35	14	(1)	(1)
Impairment loss transferred to profit or loss	35	18	11	—
Cash flow hedges transferred to profit or loss		(11)	(7)	(2)

Net transfers to profit		21	3	(3)
(Loss)/profit for the year		(918)	296	450

Total recognised income and expense for the year		(937)	196	441
Attributable to:
Equity holders of the parent		(973)	156	424
Innovative tier 1 holders		17	17	17
Preference shareholders		19	19	—
Minority interest		—	4	—

Consolidated Cash Flow Statement
For the years ended 31 December 2008, 2007 and 2006

		2008	2007(1)	2006(1)
	Notes	£m	£m	£m

Net cash flow from operating activities
(Loss)/Profit for the year		(918)	296	450
Adjustments for:
Non-cash items included in net profit		901	430	147
Change in operating assets		(411)	(7,496)	(8,837)
Change in operating liabilities		4,059	9,119	4,113
Income taxes received/(paid)		21	(54)	(81)

Net cash flow from operating activities	36	3,652	2,295	(4,208)

Net cash flows from/(used in) investing activities
Acquisition of subsidiaries, net of cash acquired		(19)	(173)	—
Disposal of subsidiaries, net of cash disposed		—	94	328
Purchase of tangible and intangible fixed assets		(241)	(186)	(155)
Proceeds from sale of tangible and intangible fixed assets		48	31	72
Purchase of non-trading securities		(743)	(4,219)	(4,737)
Proceeds from sale of non-trading securities		2,660	2,215	4,049

Net cash flow from/(used in) investing activities		1,705	(2,238)	(443)

Net cash flow (used in)/from financing activities
Issue of debt securities		4,066	9,210	11,868
Repayment of debt securities		(11,346)	(7,581)	(6,550)
Issue of ordinary shares		701	18	22
Issue of preference shares		—	—	294
Repurchase of ordinary shares		—	(194)	(151)
Preference dividend paid		(19)	(19)	—
Interest paid on innovative tier 1		(17)	(17)	(18)
Dividends paid		(229)	(241)	(235)

Net cash flow (used in)/ from financing activities		(6,844)	1,176	5,230

Net (decrease)/increase in cash and cash equivalents		(1,487)	1,233	579

Cash and cash equivalents at beginning of the year		3,856	2,623	2,044

Cash and cash equivalents at the end of the year		2,369	3,856	2,623

(1)	The 2007 and 2006 Cash Flow Statements have been reclassified as described in the Accounting Policies.
Notes 1 to 44 are an integral part of these Consolidated Financial Statements.

Financial Statements
Accounting Policies
International Financial Reporting Standards
The Consolidated Financial Statements of Alliance & Leicester plc (the ‘Company’, and together with its subsidiaries, the ‘Group’) have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as approved by the International Accounting Standards Board (‘IASB’), and interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) of the IASB that, under European Regulations, are effective and available for early adoption at the Group’s reporting date. The Group has complied with IFRS as issued by the IASB in addition to complying with its legal obligation to comply with IFRS as adopted for use in the European Union.
          Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments can be found in the ‘Risk Management’ report which is included in Note 44 of these Consolidated Financial Statements.
Recent Developments
In 2008, the Group adopted the following new or revised IFRS:
a)	IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’. On 13 October 2008, the IASB issued amendments to IAS 39 and IFRS 7 regarding the reclassification of financial instruments. The changes to IAS 39 permit an entity to reclassify, in limited circumstances, certain non-derivative financial assets out of the ‘fair value through profit and loss’ and ‘available-for-sale’ categories into ‘loans and receivable securities’, ‘available-for-sale’ and ‘held-to-maturity’. In addition, the amendments to IFRS 7 require expanded disclosures about these assets. The amendments became effective on 1 July 2008. The impact of the adoption of the amendments to IAS 39 and IFRS can be found in Note 18.

b)	‘Amendment to IFRS2: Share based payments — vesting conditions and cancellations’. The amendment requires share option awards lapsing due to a failure to meet the service condition to be treated as cancellations rather than forfeitures. The impact on the Group’s results has been immaterial.
In addition, the Group applied IFRIC 11 ‘IFRS 2 — Group and Treasury Share Transactions’. On 30 November 2006 IFRIC issued IFRIC 11 which requires that treasury share transactions are treated as equity-settled, and share-based payments involving equity instruments of the parent should be treated as equity-settled where the obligation is from the parent to the employee and cash-settled when the obligation is from the subsidiary to the employee. This is consistent with the Group’s previous practice and therefore the application of IFRIC 11 did not have a material impact on the Group’s profit or loss or financial position.
Future Developments
The Group has not yet adopted the following new or revised IFRS or IFRIC Interpretations, which have been issued but which are not yet effective for the Group:
a)	IAS 23 ‘Borrowing Costs’ — On 29 March 2007, the IASB issued an amendment to IAS 23 ‘Borrowing costs’ which removes the option to expense borrowing costs incurred during the acquisition, construction or production of a qualifying asset. The Group does not expect the adoption of the amendment to IAS 23 to have a material impact on the Group’s profit or loss or financial position. The amendment to IAS 23 is effective for periods beginning on or after 1 January 2009.

b)	IAS 1 ‘Presentation of Financial Statements’ — On 6 September 2007, the IASB issued an amendment to IAS 1 ‘Presentation of Financial Statements’ which changes the way in which non-owner changes in equity are required to be presented. It also changes the titles of primary financial statements as they will be referred to in IFRS but does not require that these be renamed in an entity’s financial statements. The Group does not expect the adoption of the amendment to IAS 1 to have an impact on the financial statements. The amendment to IAS 1 is effective for periods beginning on or after 1 January 2009.

c)	IFRS 3 ‘Business Combinations’ — On 10 January 2008, the IASB issued an amendment to IFRS 3 ‘Business Combinations’ which clarifies and changes certain elements of accounting for a business combination, including measurement of contingent consideration, step acquisition and intangible assets and also widens the scope of this standard. There are also associated amendments to IAS 27, IAS 28 and IAS 31. The amendment to IFRS 3 is effective for periods beginning on or after 1 July 2009.
Basis of preparation
The Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss, financial assets and liabilities in fair value hedges, and all derivative contracts, and on the going concern basis.
          Certain balances in the 2007 Consolidated Balance Sheet have been reclassified. This has resulted in the following changes:
a)	Amounts previously shown as ‘Net investment in finance leases and hire purchase contracts’ are now included within ‘Loans and advances to customers’.

b)	Amounts previously shown as ‘Prepayments and accrued income’ are now included within ‘Other assets’.

c)	Amounts previously shown as ‘Accruals and deferred income’ are now included within ‘Other liabilities’.

d)	‘Financial liabilities designated at fair value’ are now shown as a separate balance sheet heading. Previously, these amounts were included within ‘Deposits by banks’, ‘Deposits by customers’ and ‘Debt securities in issue’.
Such reclassifications do not impact Total Assets, Total Liabilities or Equity and align the presentation of the balance sheet with the other UK businesses owned by Banco Santander, S.A.

Financial Statements
Accounting Policies continued
Certain items in the 2007 and 2006 Consolidated Cash Flow Statements have been reclassified. This has resulted in the following changes:
a)	Issue and repayment of debt securities moved from net cash flow used in operating activities to financing activities;

b)	Additions and disposals of investment securities fair valued through profit or loss moved from net cash flow used in investing activities to net cash flow used in operating activities.
The consequence of these changes was that, for the Group, net cash flow from operating activities decreased from £3,442m to £2,295m in 2007 and from £2,353m to an outflow of £4,208m in 2006, net cash flow used in investing activities increased from £1,757m to £2,238m in 2007 and fell from £1,486m to £443m in 2006 and net cash outflow used in financing activities of £452m changed to net cash inflow from financing activities of £1,176m in 2007 and an outflow £288m to an inflow of £5,230m in 2006.
          The Group believes that both the presentation adopted in the prior periods, and the presentation adopted in the current period, are acceptable alternatives under IAS 7. The Group considers that the current presentation is preferable as it is more reflective of the manner in which the business is monitored by new management and is consistent with the presentation adopted by the other UK businesses owned by Banco Santander, S.A.
Consolidation
Subsidiaries, which are those companies and other entities (including Special Purpose Entities) over which the Group, directly or indirectly, has power to govern the financial and operating policies, are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.
          Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition, plus directly attributable acquisition costs. The excess of the cost of acquisition over the fair value of the tangible and intangible net assets of the subsidiary acquired is recorded as goodwill. Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered. The accounting reference date of the Company and its subsidiary undertakings is 31 December, with the exception of those leasing and investment companies which, because of commercial considerations, have various accounting reference dates. The Financial Statements of these subsidiaries have been consolidated on the basis of interim Financial Statements for the period to 31 December.
Foreign currency translation
Items included in the Financial Statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (‘the functional currency’). The Consolidated Financial Statements are presented in pounds sterling, which is the functional currency of the parent.
          Income statements and cash flows of foreign entities are translated into the Group’s reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates ruling on 31 December. Exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders’ equity. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
          Foreign currency transactions are translated into the functional currency of the Company at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement unless deferred in equity under the cash flow hedge.
Revenue recognition
(a) Interest income and expense
Income on financial assets that are classified as loans and receivables or available-for-sale, and interest expense on financial liabilities other than those at fair value through profit and loss are determined using the effective interest method. The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument excluding future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of the financial instrument and all other premiums or discounts. Interest income on assets classified as loans and receivables or available-for-sale, interest expense on liabilities classified at amortised cost and interest income and expense on hedging derivatives are recognised in net interest income in the income statement.
(b) Fee and commissions income
Fees and commissions that are not an integral part of the effective interest rate are recognised when the service has been provided. For retail products, fee and commission income consists principally of collection services fees, commission on foreign currencies, and fees for non-banking financial products. Revenue from these income streams are recognised as earned when the service is provided.
(c) Net trading and other income
Net trading and other income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading, together with related interest income, expense and dividends. It also includes income from operating lease assets, and profits/(losses) on the sales of fixed assets and subsidiary undertakings.

Financial Statements
Accounting Policies continued
(d) Financial assets and liabilities held at fair value through profit or loss
Financial assets and liabilities held for trading, and financial assets and financial liabilities designated as fair value through profit or loss are recorded at fair value. Changes in fair value of trading assets and liabilities including trading derivatives are recognised in the income statement as net trading and other income together with dividends and interest receivable and payable. Changes in fair value of assets and liabilities designated as fair value through profit or loss are recognised in net trading and other income together with dividends, interest receivable and payable and changes in fair value of derivatives managed in conjunction with these assets and liabilities. Changes in fair value of derivatives in a designated hedging relationship are recognised in net trading and other income along with the fair value of the hedged item.
Pensions and other post retirement benefits
Group companies have various pension schemes. The schemes are generally funded through payments to trustee-administered funds as determined by periodic actuarial calculations. A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions as they fall due into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods.
          The liability recognised in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Full actuarial valuations of the Group’s principal defined benefit schemes are carried out every year. The Group is responsible for the actuarial valuations and in doing so considers or relies in part on a report of a third party expert. The present value of the defined benefit obligation is determined by the estimated future cash outflows using interest rates of high quality corporate bonds, which have terms to maturity approximating the terms of the related liability. The Group’s consolidated income statement includes the current service cost of providing pension benefits, the expected return on schemes’ assets net of expected administration costs, and the interest cost on the schemes’ liabilities. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are taken directly to reserves and recognised in the statement of recognised income and expense. Past-service costs are charged immediately to the income statement, unless the changes are conditional on the employees remaining in service for a specified period of time, known as the vesting period. In this case, the past-service costs are amortised on a straight-line basis over the average period until the benefits become vested.
          For defined contribution plans, the Group pays contributions to trustee-administered funds as they fall due. Once the contributions have been paid, the Group has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.
          Post-retirement medical benefit liabilities are determined using the Projected Unit Credit Method, with actuarial valuations updated at each year-end. The expected benefit costs are accrued over the period of employment using an accounting methodology similar to that for the defined benefit pension scheme.
Share-based payments
Prior to the acquisition of Alliance & Leicester by Banco Santander, S.A., share options were satisfied by the issue of new Alliance & Leicester shares. The Group engaged in equity-settled share-based payment transactions in respect of services received from certain of its employees. Shares of the Company were allotted by the Company for the Share Option Plan, the ShareSave plan, the Restricted Share plan, the Share Incentive Plan, awards granted under the Long Term Incentive Plan and Deferred Bonus Plans to satisfy share options as they vested. All awards granted under the Alliance & Leicester share plans were accounted for as equity-settled share-based payment transactions. The fair value of the services received is measured by reference to the fair value of the shares or share options initially on the date of the grant. The cost of the employee services received in respect of the shares or share options granted was recognised in the income statement within administration expenses, over the period that the services are received, which is the vesting period. The fair value of the options granted under the Share Option Plan, the Restricted Share plan, awards granted under the Long Term Incentive Plan and senior manager Deferred Bonus Plan were determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Company’s share price over the life of the option, the dividend growth rate and other relevant factors.
          Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee service so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Further details on the Schemes can be found in Notes 38 and 40.
Goodwill and other intangible assets
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary, associate, or business at the date of acquisition. Goodwill on the acquisition of subsidiaries and businesses is included in Intangible assets. Goodwill on acquisitions of associates is included as part of Investment in associates. Goodwill is tested for impairment at each balance sheet date, or more frequently when events or changes in circumstances dictate. It is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
          Negative goodwill is recognised immediately in the income statement.
          Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts, subject to being tested for impairment at 31 December 2003. Goodwill written off to reserves under UK GAAP prior to the introduction of FRS 10 ‘Goodwill and Intangible Assets’ in 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Financial Statements
Accounting Policies continued
Software development costs are capitalised when they are associated with identifiable and unique software products that are expected to provide future economic benefits and the cost of these products can be measured reliably. Internally developed software meeting these criteria and externally purchased software are classified in intangible assets on the balance sheet, unless the software is an integral part of the related computer hardware, in which case it is treated as property, plant and equipment as described below. Computer software is amortised over 1 to 5 years. Costs associated with maintaining software programmes are expensed as incurred.
Property, plant and equipment
Property, plant and equipment include owner-occupied properties, office fixtures and equipment. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. A review for indications of impairment is carried out at each reporting date. Gains and losses on disposal are determined by reference to the carrying amount and are reported in net trading and other income. Repairs and renewals are charged to the income statement when the expenditure is incurred.
          Software development costs are capitalised when they are associated with identifiable and unique software products that are expected to provide future economic benefits and the cost of these products can be measured reliably. Internally developed software meeting these criteria and externally purchased software are classified in property, plant and equipment on the balance sheet where the software is an integral part of the related computer hardware. Costs associated with maintaining software programmes are expensed as incurred. Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life as follows:

Owner-occupied properties	Not exceeding 75 years
Office fixtures and equipment	3 to 15 years

Depreciation is not charged on freehold land and assets under construction.
Financial assets
The Group classifies its financial assets as: financial assets at fair value through profit or loss, loans and receivables, available-for-sale and held-to-maturity financial assets. Management determines the classification of its investments at initial recognition. Financial assets that are classified at fair value through profit or loss, which have not been designated as such or are not accounted for as derivatives or assets classified as ‘available-for-sale’, may subsequently in rare circumstances, be reclassified to the available-for-sale, loans and receivables or held to maturity categories. In order to meet the criteria for reclassification, the asset must no longer be held for the purpose of selling or repurchasing in the near term and must also meet the definition of the category into which it is to be reclassified had it not been required to classify it at fair value through profit or loss at initial recognition. The reclassified value is the fair value of the asset at the date of reclassification.
(a) Financial assets at fair value through profit or loss
Financial assets are classified at fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition. A financial asset is classified as held for trading if it is a derivative or it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking.
          In certain circumstances financial assets other than those that are held for trading are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or recognising the gains or losses on them on a different basis, where the assets are managed and their performance evaluated on a fair value basis, or where a financial asset contains one or more embedded derivatives which are not closely related to the host contract.
          Trading assets, derivative financial instruments and financial assets designated at fair value are classified at fair value through profit or loss, except where in a hedging relationship. They are derecognised when the rights to receive cash flows from the asset have expired or when the Group has transferred substantially all the risks and rewards of ownership.
(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments, that are not quoted in an active market, and which are not classified as available-for-sale or fair value through profit or loss. They arise when the Group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all of the risks and rewards of ownership. Loans and receivables includes Loans and advances to banks, Loans and advances to customers and Loan and receivable securities.
(c) Available-for-sale
Available-for-sale investments are non-derivative financial investments that are designated as available-for-sale and are not categorised into any of the other categories described. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Interest is determined using the effective interest method. Gains and losses arising on securities prior to reclassification in the available-for-sale reserve is being recognised on a straight-line basis over the period to maturity of the assets, which is considered to be immaterially different to using the effective interest rate basis.
          Income on investments in equity shares and other similar interests is recognised in the income statement as and when dividends are declared and interest is accrued. Impairment losses and foreign exchange translation differences on monetary items are recognised in the income statement. The investments are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

Financial Statements
Accounting Policies continued
(d) Held-to-maturity
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all of the risks and rewards of ownership. Were the Group to sell, other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available-for-sale.
          The Group has adopted the amendment to IAS39 published on 13 October 2008, and where permitted, has reclassified financial assets held-for-trading and available-for-sale assets to loans and receivables with effect from 1 July 2008 (see Note 18).
Offsetting financial assets and liabilities
Financial assets and liabilities including derivatives are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.
Sale and repurchase agreements (including stock borrowing and lending)
Securities sold subject to a linked repurchase agreement (‘repos’) are retained in the Financial Statements as trading assets and the counterparty liability is included in amounts ‘Deposits by banks’ or ‘Deposits by customers’ within trading liabilities as appropriate. Securities purchased under agreements to resell (‘reverse repos’) are recorded as ‘Loans and advances to banks’ or ‘Loans and advances to customers’ within trading assets as appropriate. The difference between the sale and repurchase price is treated as trading income in the income statement. Securities lent to counterparties that are collateralised by cash are also retained in the balance sheet. Securities borrowing and lending transactions collateralised with other securities are not recognised in the balance sheet.
Derivative financial instruments
Transactions are undertaken in derivative financial instruments (‘derivatives’), which include interest rate, cross currency, other index-related swaps, forwards, caps, floors and swaptions, as well as credit default and total return swaps. Derivatives are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement, which require no or little initial net investment and are settled at a future date.
          Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and option pricing models as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative, except where netting is permitted.
          Certain derivatives embedded in other financial instruments, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the hybrid contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement. Contracts containing embedded derivatives are not subsequently reassessed for separation unless there has been a change in the terms of the contract which significantly modifies the cash flows, or where assets have been reclassified where they are reassessed at the time of reclassification.
Hedge accounting
The Group designates certain derivatives as hedging instruments of the fair value of recognised assets or liabilities or firm commitments (fair value hedge). The Group also designates cash flow hedges to hedge exposures to variability in cash flows, such as variable rate financial assets and liabilities. Hedge accounting is used for derivatives designated in this way provided certain criteria are met.
          At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s). Documentation includes risk management objectives and the strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value of the hedged items. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, that changes in the fair value of the hedged items are effectively offset by changes in the fair value of the hedging instrument, and actual results are within a range of 80% to 125%.
          The Group discontinues hedge accounting when it is determined that: a derivative is not, or has ceased to be, highly effective as a hedge; when the derivative expires, or is sold, terminated, or exercised; or when the hedged item matures or is sold or repaid. On discontinuance of hedge accounting amortisation of the adjustment to the hedged item is included in net trading and other income.
          The hedge adjustment for fair value hedges is classified in the balance sheet in the same category as the hedged item, unless it relates to a macro hedging relationship where the hedge adjustment is recognised as a macro hedge on the face of the balance sheet.

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For fair value hedges, changes in the fair value of the hedged risk and hedged item are recognised in net trading and other income. For cash flow hedges the effective portion of change in the fair value of the hedging instrument is recognised in equity, and recycled to profit or loss in the periods when the hedged item will affect profit or loss. Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item. Such gains and losses are recorded in current period earnings within net trading and other income. Gains and losses on components of a hedging derivative that are excluded from assessing hedge effectiveness are also included in net trading and other income.
Securitisation transactions
The Group has entered into certain arrangements where undertakings have issued mortgage-backed securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. As the Group has retained substantially all the risks and rewards of the underlying assets, all such financial instruments continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction.
Impairment of financial assets
At each balance sheet date the Group assesses whether, as a result of one or more events occurring after initial recognition, there is objective evidence that a financial asset or group of financial assets classified as available-for-sale or loans and receivables have become impaired. Evidence of impairment may include indications that the borrower or group of borrowers have defaulted, are experiencing significant financial difficulty, or the debt has been restructured to reduce the burden to the borrower.
(a) Retail assets carried at amortised cost
Impairment losses are assessed individually for the financial assets that are individually significant and individually or collectively for assets that are not individually significant. Balance sheet provisions are maintained at the level that management deems sufficient to absorb probable incurred losses in the Group’s loan portfolio from homogeneous portfolios of assets and individually identified loans.
          A provision for observed losses is established for all past due loans after a specified period of repayment default where it is probable that some of the capital will not be repaid or recovered through enforcement of any applicable security. Once a loan misses a payment (breach of contractual terms) an assessment of the likelihood of collecting the principal and overdue payments is made. This assessment is generally made using statistical techniques based on historic experience. These determinations are supplemented by various formulaic calculations and the application of management judgement.
          For individually assessed assets, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the asset.
          In making collective assessment for impairment, financial assets are assessed for each portfolio segmented by similar risk characteristics. For each risk segment, future cash flows from these portfolios are estimated through the use of historical loss experience. The historical loss experience is adjusted for current observable data, to reflect the effects of current conditions not affecting the period of historical experience, based on observable data. The loss is discounted at the effective interest rate, except where portfolios meet the criteria for short term receivables.
          Loans that are part of a homogeneous pool of similar loans are placed on default status based on the number of months in arrears, which is determined through the number of missed payments or the number of months in collection. Loans that are not part of a homogeneous pool of similar loans are analysed based on the number of months in arrears on a case-by-case basis and are placed on default status when the probability of default is likely.
          Generally, the length of time before an asset is placed on default status for provisioning is when one payment is missed. However, for assessing the level of non-performing asset repayment default depends on the nature of the collateral that secures the advances. On advances secured by residential property, the default period is three months.
          On unsecured advances, such as personal term loans, the default period is generally four missed payments (three months in arrears). Exceptions to the general rule exist with respect to revolving facilities, such as bank overdrafts, which are placed on default upon a breach of the contractual terms governing the applicable account.
          A provision for inherent losses is made for loan losses that have been incurred but have not been separately identified at the balance sheet date because the loan is not yet past due. An example of this situation is where a borrower is experiencing financial difficulties at the reporting date, e.g. due to loss of employment, although the borrower has not yet missed a payment. In these circumstances, an impairment loss had been incurred at the reporting date. The provision for inherent losses is determined on a portfolio basis based on management’s best estimate of the current position based on past experience adjusted by current trends. These statistical techniques involve the following (i) estimation of a period of time called the emergence period, which is discussed below, (ii) assessment of the number of accounts that go into arrears over the emergence period, and (iii) application of the provision methodology outlined for observed provisions to these accounts identified as impaired as a result of this exercise. Accounts that suffered credit deterioration after the reporting date are accordingly excluded from the statistical analysis.
The emergence period
This is the period which the Group’s statistical analysis shows to be the period in which losses that had been incurred but have not been separately identified at the balance sheet date, become evident as the loans turn into past due. Based on the Group’s statistical analysis at 31 December 2008, the emergence period was two months for unsecured lending, three months for current accounts and 12 months for secured lending. The longer emergence period for secured lending reflects the fact that a customer is more likely to default on unsecured debt before defaulting on secured lending. The factors considered in determining the length of the emergence period for unsecured lending are recent changes in customers’ debit/credit payment profiles and credit scores. The factors considered for secured lending are the frequency and duration of exceptions from adherence to the contractual payment schedule.

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Once a financial asset or a group of financial assets has been written down as a result of an impairment loss, subsequent interest income continues to be recognised on an effective interest rate basis, though on the asset value after provisions have been deducted.
          Impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. A write-off is made when all collection procedures have been completed and is charged against previously established provisions for impairment.
          Recoveries of loan losses are not included in the loan loss allowance, but are taken to income and offset against charges for loan losses. Loan loss recoveries are classified in the income statement as Impairment losses on loans and advances to customers.
(b) Corporate assets
Impairments for these assets are assessed on both an individual and a collective basis. For individual assets impairment reviews are conducted monthly for those assets on the Bank’s Watchlist, with a particular focus on the following scenarios: (1) where an asset has a payment default which has been outstanding for 90 days or more; (2) where non-payment defaults have occurred and/or where it has become evident that some sort of workout or rescheduling exercise is to be undertaken; or (3) where, for example with Real Estate Finance, it has become evident that the value of the Bank’s security is no longer considered adequate.
          In such situations a full review of the expected future cash flows in relation to the relevant asset, appropriately discounted, will be undertaken with the result compared with the current net book value of the asset. Any shortfall evidenced as a result of such a review, particularly where the shortfall is likely to be permanent, will lead to a suitable impairment recommendation.
          Collective impairments are also looked at for portfolios where it is felt that market events, either specific or general, are likely to determine that losses are already inherent in a portfolio notwithstanding that these events may not have manifested themselves in specific defaults or other triggers that would lead to an individual impairment assessment. The amount of any such collective impairment will, for each portfolio concerned, represent management’s best estimate of likely loss levels and will take into account inter alia estimates of future actual default rates and likely recovery levels.
(c) Treasury assets
Treasury assets (including derivative financial instruments, financial assets designated at fair value, loans and advances to banks, available-for-sale securities and loan and receivable securities) are assessed individually for impairment. A provision is made when management obtains information that suggests losses in the underlying portfolios will prevent the assets making payments in accordance with their contractual terms.
          For available-for-sale assets, the cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously reported in the income statement. If in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase is due to an event occurring after the impairment loss was recognised in the income statement (with objective evidence to support this), the impairment loss is reversed through the income statement.
          For assets carried at amortised cost, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the assets.
Impairment of non-financial assets
At each balance sheet date, or more frequently when events or changes in circumstances dictate, property, plant and equipment and intangible assets (including goodwill) are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the asset or cash generating unit with its recoverable amount: the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets, less costs to sell. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis.
          The carrying values of fixed assets and goodwill are written down by the amount of any impairment and the loss is recognised in the income statement in the period in which it occurs. Impairment of a cash generating unit is allocated first to goodwill and then to other assets held within the unit on a pro-rata basis. An impairment loss recognised in an interim period is not reversed at the balance sheet date. A previously recognised impairment loss relating to a fixed asset may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the fixed asset’s recoverable amount. The carrying amount of the fixed asset will only be increased up to the amount that it would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed. For conducting impairment reviews, cash generating units are the lowest level at which management monitors the return on investment on assets.
Leases
The Group as lessor — Operating lease assets are recorded at deemed cost and depreciated over the life of the asset after taking into account anticipated residual values. Operating lease rental income and depreciation is recognised on a straight-line basis over the life of the asset. Amounts due from lessees under finance leases and hire purchase contracts are recorded as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to

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accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases and hire purchase contracts.

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The Group as lessee — The Group enters into operating leases for the rental of equipment or real estate. Payments made under such leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.
          If the lease agreement transfers the risk and rewards of the asset, the lease is recorded as a finance lease and the related asset is capitalised. At inception, the asset is recorded at the lower of the present value of the minimum lease payments or fair value and depreciated over the estimated useful life. The corresponding rental obligations are recorded as borrowings. The aggregate benefit of incentives, if any, is recognised as a reduction of rental expense over the lease term on a straight-line basis.
Income taxes, including deferred taxes
The tax expense represents the sum of the income tax currently payable and deferred income tax.
          Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.
          The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred income tax is provided in full, using the liability method, on income tax losses available to carry forward and on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial Statements. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which the assets may be utilised as they reverse. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill and the initial recognition of other assets (other than in a business combination) and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on rates enacted or substantially enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future.
          The Group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
          Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.
Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, loans and advances to banks, and short-term investments in securities.
Financial liabilities
Financial liabilities are initially recognised when the Group becomes contractually bound to the transfer of economic benefits in the future. Financial liabilities are classified at fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition. A financial liability is classified as held for trading if it is a derivative or it is incurred principally for the purpose of selling or being unwound in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking.
          In certain circumstances financial liabilities other than those that are held for trading are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets and liabilities or recognising the gains or losses on them on a different basis, or where a financial liability contains one or more embedded derivatives which are not closely related to the host contract. These liabilities are initially recognised at fair value and transaction costs are taken directly to the income statement. Gains and losses arising from changes in fair value are included directly in the income statement. All other financial liabilities are initially recognised at fair value net of transaction costs incurred. They are subsequently stated at amortised cost and the redemption value recognised in the income statement over the period of the liability using the effective interest method.
Derivative financial instruments and Financial liabilities designated at fair value are classified as fair value through profit or loss, unless in a hedge relationship. Deposits by banks, Deposits by customers, Debt securities in issue (unless designated at fair value). Subordinated liabilities are classified as amortised cost.
Borrowings
Borrowings, including subordinated liabilities, are recognised initially at fair value, being the proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost or fair value dependent on designation at initial recognition.
Share capital

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Accounting Policies continued
Incremental external costs directly attributable to the issue of new shares are deducted from equity net of related income taxes.

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Provisions
Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefits will be necessary to settle the obligation, and it can be reliably estimated. When a leasehold property ceases to be used in the business, provision is made where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated rental income. The net costs are discounted using market rates of interest to reflect the long-term nature of the cash flows.
          Contingent liabilities are possible obligations whose existence will be confirmed only by certain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless they are remote.
Financial guarantee contracts
The Group accounts for guarantees that meet the definition of a financial guarantee contract at fair value on initial recognition. In subsequent periods, these guarantees are measured at the higher of the initial fair value less cumulative amortisation and the amount that would be recognised as a provision as described in the Accounting Policies above.
Dividends
Dividends on ordinary shares are recognised in equity in the period in which the right to receive payment is established.
Critical accounting policies and areas of significant management judgement
The preparation of the Group’s Consolidated Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
          The following estimates and judgements are considered important to the portrayal of the Group’s financial condition.
(a) Provisions for loans and advances
The Group estimates provisions for loans and advances to customers, treasury investment securities and loans and advances to banks with the objective of maintaining balance sheet provisions at the level believed by management to be sufficient to absorb actual losses (‘observed provisions’) and inherent losses (‘incurred but not yet observed provisions’) in the Group’s loan portfolio from homogeneous portfolios of assets and individually identified loans in connection with loans and advances to banks and loans and advances to customers. The calculation of provisions on impaired loans and advances is based on the likelihood of the asset being written off (or repossessed in the case of mortgage loans) and the estimated loss on such a write-off. These assessments are made using statistical techniques based on historic experience. These determinations are supplemented by various formulaic calculations and the application of management judgement.
          The Group considers accounting estimates related to provisions for loans and advances ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period as the assumptions about future default rates and valuation of potential losses relating to impaired loans and advances are based on recent performance experience, and (ii) any significant difference between the Group’s estimated losses (as reflected in the provisions) and actual losses will require the Group to take provisions which, if significantly different, could have a material impact on its future income statement and its balance sheet. The Group’s assumptions about estimated losses are based on past performance, past customer behaviour, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.
          Provisions for loans and advances, less amounts released and recoveries of amounts written off in previous years are charged to the line item ‘Impairment losses’ in the income statement. The provisions are deducted from the ‘Loans and advances to banks’, ‘Loan and receivable securities’ and the ‘Loans and advances to customers’ line items on the balance sheet. If the Group believes that additions to the provisions for such credit losses are required, then the Group records additional provisions for credit losses, which would be treated as a charge in the line item ‘Impairment losses on loans and advances to customers’ in the income statement.
          The Consolidated Financial Statements for the year ended 31 December 2008 include a provision charge for loans and advances in connection with retail lending for an amount equal to £274m and commercial lending for an amount equal to £275m. The provision for retail lending increased reflecting higher default rates in the unsecured portfolios and increased reserving due to a further general deterioration in economic conditions. The provision for commercial lending reflected the current economic down turn and the impact this is having on the corporate sector. In calculating the retail and commercial lending provisions, within the Retail Banking and Corporate Banking segments, a range of outcomes was calculated based principally on management’s conclusions regarding the current economic outlook relative to historic experience. Had management used different assumptions regarding the current economic outlook, a larger or smaller provision for loans and advances would have resulted that could have had a material impact on the Group’s reported loss on continuing operations before tax in 2008. Specifically, if management’s conclusions as to the current economic outlook were different, but within the range of what management deemed to be reasonably possible economic outlooks, the provision charge for loans and advances in the Retail Banking segment could have decreased in 2008 from an actual provision charge of £274m by up to £22m, with a potential corresponding reduction in the Group’s loss before tax on continuing operations in 2008 of up to 2%, or increased by up to £29m, with a potential corresponding increase in the Group’s loss before tax on continuing operations in 2008 of up to 2%.

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The range within Retail Banking is based on differing assumptions of the loss per case and loss factor per case. In Corporate Banking the provision charge for loans and advances in the Corporate Banking segment could have decreased in 2008 from an actual provision charge of £275m by up to £51m, with a potential corresponding reduction in the Group’s loss before tax on continuing operations in 2008 of up to 4%, or increased by up to £29m, with a potential corresponding increase in the Group’s loss before tax on continuing operations in 2008 of up to 2%.
          The actual provision charge for retail lending of £274m (2007: £85m, 2006: £97m) and commercial lending of £275m (2007: £15m, 2006: £8m)) in 2008 was based on what management estimated to be the most probable economic outlook within the range of reasonably possible assumptions.
          The provision charge for Treasury assets (investment securities, loans and advances to banks and the Conduit shown in loans and advances to customers) of £485m (2007: £153m, 2006 £nil) was based on management’s assessment of impairment of each individual asset based on data available at 31 December 2008. A detailed analysis of Treasury assets by type of instrument, credit structure, credit rating and geography can be found in the Risk Management Report in Note 44.
(b) Valuation of financial instruments
Financial instruments that are classified at fair value through profit or loss (including those held for trading purposes) or available-for-sale, and all derivatives, are stated at fair value. The fair value of such financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing, knowledgeable parties, other than in a forced or liquidation sale.
Initial measurement
The best evidence of the fair value of a financial instrument at initial recognition is the transaction price unless the instrument is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include significant data from observable markets. Any difference between the transaction price and the value based on a valuation technique where the inputs are not based on data from observable current markets is not recognised in profit or loss on initial recognition. Subsequent gains or losses are only recognised to the extent that they arise from a change in a factor that market participants would consider in setting a price.
Subsequent measurement
Fair value hierarchy
The Group applies the following fair value hierarchy that prioritises the inputs to valuation techniques used in measuring fair value. The hierarchy establishes three categories for valuing Financial Instruments, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three categories are: quoted prices in active markets (Level 1), internal models based on observable market data (Level 2) and internal models based on other than observable market data (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Group categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as follows:
Level 1:	Unadjusted quoted prices for identical assets or liabilities in an active market that the Group has the ability to access at the measurement date. Level 1 measurements include equity securities and debt securities.

Level 2:	Quoted prices in markets that are not active, quoted prices for similar assets or liabilities, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 measurements include, debt securities, exchange rate derivatives, interest rate derivatives, equity and credit derivatives.

Level 3:	Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. The Group has no Level 3 assets and liabilities.
The Group assesses active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalisation for the instrument. The Group assesses active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity. The Group assesses active markets for exchange traded derivatives based on the average daily trading volume both in absolute terms and relative to the market capitalisation for the instrument. Market activity and liquidity is discussed in the relevant monthly Risk Forum as well as being part of the daily update given by each business at the start of the trading day. This information, together with the observation of active trading and the magnitude of the bid-offer spreads allow consideration of the liquidity of a financial instrument. All underlying assets and liabilities are reviewed to consider the appropriate adjustment to mark the mid price reported in the trading systems to a realisable value. This process takes into account the liquidity of the position in the size of the adjustment required. These liquidity adjustments are presented and discussed at the monthly Risk Forum.
          In determining the appropriate measurement levels, the Group performs regular analyses on the assets and liabilities. All underlying assets and liabilities are regularly reviewed to determine whether a position should be regarded as illiquid; the most important practical consideration being the observability of trading. Where the bid/offer spread is observable, this is tested against actual trades. If trades are not observed, the bid/offer spread is disregarded as a sign of liquidity and the position is regarded as illiquid.
          Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

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Financial instruments valued using observable market prices
If a quoted market price in an active market is available for an instrument, the fair value is calculated based on the market price.
Financial instruments valued using a valuation technique
In the absence of a quoted market price in an active market, management uses internal models to make its best estimate of the price that the market would set for that financial instrument. In order to make these estimations, various techniques are employed, including extrapolation from observable market data and observation of similar financial instruments with similar characteristics. Wherever possible, valuation parameters for each product are based on prices directly observable in active markets or that can be derived from directly observable market prices. Valuation parameters for each type of financial instrument are discussed below.
          The Group did not make any material changes to the valuation techniques or internal models it used during the years ended 31 December 2008 and 2007. The Group developed a discounted cash flow model during 2008 for credit default swaps the effect of which was immaterial.
          The following table summarises the fair values at 31 December 2008 and 2007 of the asset and liability classes accounted for at fair value, by the valuation methodology used by the Group to determine their fair value. The table also discloses the percentages that the recorded fair values of financial assets and liabilities represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:
At 31 December 2008

				Internal models
		Quoted prices		based on market
		in active markets		observable data

						Total		Valuation
Balance sheet category		£m	%	£m	%	£m	%	technique

Assets
Derivative assets	Exchange rate contracts	—	—	1,818	40	1,818	40	A
	Interest rate contracts	—	—	1,058	23	1,058	23	A&B
	Equity & credit contracts	—	—	—	—	—	—

Financial assets at FVTPL	Debt securities	—	—	63	1	63	1	A

Available-for-sale	Debt securities	1,648	36	—	—	1,648	36	—
financial assets	Equity securities	—	—	10	—	10	—	B

Total assets at fair value		1,648	36	2,949	64	4,597	100

Liabilities
Derivative liabilities	Exchange rate contracts	—	—	357	16	357	16	A
	Interest rate contracts	—	—	1,164	51	1,164	51	A&B
	Equity & credit contracts	—	—	12	1	12	1	A

Financial liabilities at FVTPL	Debt securities in issue	—	—	728	32	728	32	A

Total liabilities at fair value		—	—	2,261	100	2,261	100

At 31 December 2007

				Internal models
		Quoted prices		based on market
		in active markets		observable data

						Total		Valuation
Balance sheet category		£m	%	£m	%	£m	%	technique

Assets
Trading assets	Debt securities	1,439	9	—	—	1,439	9	—

Derivative assets	Exchange rate contracts	—	—	273	2	273	2	A
	Interest rate contracts	—	—	697	4	697	4	A&B

Financial assets at FVTPL	Debt securities	—	—	891	6	891	6	A

Available-for-sale	Debt securities	—	—	12,770	79	12,770	79	A
financial assets	Equity securities	—	—	3	—	3	—	B

Total assets at fair value		1,439	9	14,634	91	16,073	100

Liabilities
Derivative liabilities	Exchange rate contracts	—	—	309	6	309	6	A
	Interest rate contracts	—	—	482	10	482	10	A&B

Financial liabilities at FVTPL	Debt securities in issue	—	—	4,027	84	4,027	84	A

Total liabilities at fair value		—	—	4,818	100	4,818	100

Valuation techniques
The main valuation techniques employed in the Group’s internal models to measure the fair value of the financial instruments disclosed above at 31 December 2008 and 2007 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data.

Financial Statements
Accounting Policies continued
a)	In the valuation of financial instruments requiring static hedging (for example interest rate and currency derivatives), the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments.

b)	In the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate futures, caps and floors, and options), the present value method (futures), Black/Scholes model (caps/floors) and the Hull/White model (Bermudan options) are used. These types of model are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates. In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs are used in these models to generate variables such as the bid/offer spread, foreign currency exchange rates, credit risk, volatility, correlation between indices and market liquidity as appropriate.
The fair values of the financial instruments arising from the Group’s internal models take into account, among other things, contract terms and observable market data, which include such factors as bid-offer spread, interest rates, credit risk, exchange rates, the quoted market price of raw materials and equity securities, volatility and prepayments. The main assumptions taken into account when internal models use information other than market data can be found in the table below.
          In all cases, when it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data and extrapolation techniques. Extrapolation techniques take into account behavioural characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future. Estimates are calibrated to observable market prices when they become available.
          The estimates thus obtained could vary if other valuation methods or assumptions were used. The Group believes its valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date and the amount of gain or loss recorded for a particular instrument. Most of the valuation models are not significantly subjective, because they can be tested and, if necessary, recalibrated by the internal calculation of and subsequent comparison to market prices of actively traded securities, where available.
          The Group considers that the accounting estimate related to the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available is a ‘critical accounting estimate’ because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions and (ii) the impact that recognising a change in the valuations would have on the assets reported on its balance sheet as well as its net profit/(loss) could be material.
          Changes in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available are accounted for in the line item ‘Net trading and other income’ in the income statement and the Trading assets, Financial assets designated at fair value, Financial liabilities designated at fair value and Derivative financial instruments line items in the Group’s balance sheet.
          The Group trades in a wide variety of financial instruments in the major financial markets and therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction. Had management used different assumptions regarding the interest rates, volatility, exchange rates, the credit rating of the counterparty, and valuation adjustments, a larger or smaller change in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2008. Due to the individual nature of these contracts, the Group does not believe generally it is appropriate to apply a global adjustment to management’s estimates, as it would not give a meaningful sensitivity with respect to financial instrument fair values based on data other than market prices. Sensitivities have been given with respect to key management estimates where they can be separately identified. Further information about sensitivities (including value-at-risk) to market risk arising from financial instrument trading activities can be found in the Risk Management Report in Note 44.
(c) Provisions for misselling
The Group estimates provisions for misselling with the objective of maintaining reserve levels believed by management to be sufficient to absorb current estimated probable losses in connection with compensation from customers who claim reimbursement of payment protection insurance (‘PPI’). The calculation of provisions for misselling is based on the estimated number of claims that may be received, of those, the number that will be upheld, and the estimated average settlement per case. These assessments are based on management’s estimate for each of these three factors. In certain instances, the extent to which the Group is required to uphold claims is driven by binding legal decisions or precedents, as described in Note 32 Contingent liabilities and commitments.
          The Group considers accounting estimates related to misselling provisions ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period per the three factors above, and (ii) any significant difference between the Group’s estimated losses as reflected in the provisions and actual losses will require the Group to take provisions which, if significantly different, could have a material impact on its future income statement and its balance sheet.

Financial Statements
Accounting Policies continued
The Group’s assumptions about estimated losses are based on our own experience following a customer mailing exercise in 2008.

Financial Statements
Accounting Policies continued
Provisions for misselling are charged to the line item ‘Provisions for other liabilities and charges’ in the income statement. The provision is included in the ‘Provisions’ line item on the balance sheet. If the Group believes that additions to the misselling provision are required, then the Group records additional provisions, which would be treated as a charge in the line item ‘Provisions for other liabilities and charges’ in the income statement.
          The Consolidated Financial Statements for the year ended 31 December 2008 include a provision charge for misselling in the Retail Banking segment for an amount equal to £38m (2007: £nil, 2006: £nil). The balance sheet provision increased from £nil in 2007 to £34m in 2008, reflecting the PPI provision. In calculating the misselling provision within the Retail Banking segment, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that may be received, of those, the number that will be upheld, and the estimated average settlement per case. Had management used different assumptions regarding these factors, a larger or smaller provision for misselling would have resulted in the Retail Banking segment that could have had a material impact on the Group’s reported profit before tax in 2008.
          Specifically, if management’s conclusions as to the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case were different, but within the range of what management deemed to be reasonably possible, the provision charge for misselling (excluding bank charges) in the Retail Banking segment could have decreased in 2008 by up to £25m, with a potential corresponding decrease in the Group’s loss before tax in 2008 of up to 2%, or increased by up to £16m, with a potential corresponding increase in the Group’s loss before tax in 2008 of up to 1%. The actual charge in 2008 was based on what management estimated to be the most probable number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case within the range of reasonably possible outcomes. With respect to the reimbursement of bank charges, the legal and regulatory position continues to evolve and remains unclear, as described in Note 32 Contingent liabilities and commitments. As a result, management remain unable to quantify reliably a meaningful sensitivity or range of possible outcomes.
(d) Pensions
The Group operates a funded and an unfunded defined benefit pension scheme as described in Note 31 to the Consolidated Financial Statements. The assets of the funded scheme are measured at their fair values at the balance sheet date. The liabilities of the schemes are estimated by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, discounted to present value using the interest rate applicable to high quality AA rated corporate bonds of the same currency and term as the scheme liabilities. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme. In determining the value of scheme liabilities, assumptions are made by management as to mortality, price inflation, discount rates, pension increases, and earnings growth. Financial assumptions are based on market conditions at the balance sheet date and can generally be derived objectively. Demographic assumptions require a greater degree of estimation and judgement to be applied to externally derived data.
          The Group considers accounting estimates related to pension provisions ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period, and (ii) any significant difference between the Group’s estimates of the scheme liabilities and actual liabilities could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. The Group’s assumptions principally about mortality, but also about price inflation, discount rates, pension increases, and earnings growth, are based on past experience and current economic trends, which are not necessarily an indication of future experience.
          Pension service costs are charged to the line item ‘Administration expenses’, with the interest cost on liabilities and the expected return on scheme assets included within ‘Net trading and other income’ in the income statement. The provision is included in the ‘Retirement benefit obligations’ line item in the balance sheet. If the Group believes that increases to the pensions cost are required, then the Group records additional costs that would be treated as a charge in the line item Administration expenses or Net trading and other income in the income statement.
          The Consolidated Financial Statements for the year ended 31 December 2008 include current year defined benefit service cost of £19m (2007: £20m, 2006: £22m) and a pension scheme deficit of £7m (2007: £42m surplus). The changes compared to the prior years reflect reductions in scheme membership, salary reviews, changes in pension increases, changes in mortality assumptions, changes in price inflation assumptions and changes in discount rates. In calculating the current year service cost and deficit, a range of outcomes was calculated based principally on management’s estimates regarding mortality, price inflation, discount rates, pension increases, and earnings growth. Had management used different assumptions principally regarding mortality, but also price inflation, discount rate, pensions increases and earnings growth, a larger or smaller charge for pension costs would have resulted that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2008. Specifically, if management’s conclusions as to mortality, price inflation, discount rates, pensions increases and earnings growth were different, but within the range of what management deemed to be reasonably possible conclusions, the charge for pension costs could have decreased in 2008 from an actual pension charge of £10m (2007: £9m, 2006: £15m) by up to £10m (2007: £9m, 2006: £15m), with a potential corresponding decrease in the Group’s loss before tax in 2008 of up to 1% (2007: 2% increase in profit, 2006, 3% increase in profit), or increased by up to £5m (2007: £5m, 2006: £5m), with a potential corresponding increase in the Group’s loss before tax in 2008 of up to 0% (2007: 1% decrease in profit, 2006: 1% decrease in profit). The actual current year service pension charge of £19m (2007: £20m, 2006: £22m) in 2008 was based on what management estimated to be the most probable mortality, price inflation, discount rates, pensions increases and earnings growth within the range of reasonably possible values. In addition, if management’s conclusions as to mortality, price inflation, discount rates, pensions increases and earnings growth were different, but within the range of what management deemed to be reasonably possible conclusions, the value of the deficit at the year end could have moved in 2008 from an actual deficit of £7m (2007: £42m surplus) to a surplus of up to £117m (2007: surplus of up to £207m), or increased to a deficit of up to £90m (2007: deficit of up to £67m).

Financial Statements
Accounting Policies Continued
(e) Deferred tax
The Group recognises deferred tax assets with respect to tax losses carried forward to the extent that it is probable that future taxable profits will be available against which the unused tax losses and unused tax credits can be utilised. At 31 December 2008 the Group has recognised such deferred tax assets in full. As at 31 December 2008 this amounted to £368m (2007: £nil). The value of the deferred tax asset is based on management’s best estimate of the amount that will be recoverable in the foreseeable future. This estimate is based on management’s assessment of future taxable profits that are expected to arise over this period.
          The Group considers accounting estimates related to deferred tax assets ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period as the assumptions about future taxable profits represent forward-looking estimates which are inherently vulnerable to changes in economic and market conditions, and (ii) any significant shortfall between the Group’s estimated taxable profits and actual taxable profits could require the Group to take charges which, if significant, could have a material impact on its future income statement and its balance sheet. The Group’s assumptions about estimated future taxable profits are based on assumptions about future performance within the Abbey National plc group, of which Alliance & Leicester plc has become a part, and general economic conditions, which are not necessarily an indication of future performance.
          Changes to the value of deferred tax assets are charged to the line item ‘Tax credit/(charge)’ in the income statement. The changes in deferred tax assets are deducted from the ‘Deferred tax assets’ line item on the balance sheet.
          The Consolidated Financial Statements for the year ended 31 December 2008 include a charge for changes in the value of deferred tax assets arising in connection with the non recoverability of taxable losses of £nil. If management estimates of future tax profits were not met, it is possible that the deferred tax asset would still be recovered, but over a longer period, therefore it is not possible to quantify reliably a meaningful sensitivity or range of possible outcomes. Under current UK tax legislation, the tax losses in respect of which deferred tax assets have been recognised do not expire.

Financial Statements
Notes to the Financial Statements
1. Segments
The principal activity of the Group is financial services. The Group’s business is managed and reported on the basis of the following segments:
•	Retail Banking

•	Corporate Banking

•	Treasury & Group Items
In 2008, the Commercial Bank business was renamed Corporate Banking, and the Treasury business was combined with Group items for segmental reporting purposes. The segmental analyses for 2007 and 2006 have been amended to reflect these changes.
          The Group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Group has three segments. Retail Banking offers a range of personal banking, savings and mortgage products and services. Corporate Banking offers business banking services principally to small and medium-sized UK companies and commercial loans to larger Corporate customers. It also contains operations in run down. Treasury & Group Items consist of assets and liabilities required to support the liquidity and funding requirements of the Group, Asset and Liability Management activities, Group Capital and shared services.
          The segment information below is presented on the basis used by the Company’s Board to evaluate performance, in accordance with IFRS 8. The Company’s Board reviews discrete financial information for each of its segments, including measures of operating results and assets. The segments are managed primarily on the basis of their results, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis (described in the Accounting Policies section) as a result of the application of various adjustments. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business.
          The segmental analyses for 2007 and 2006 have been amended to reflect this basis of reporting, to ensure a relevant comparison can be made. The adjustments are:
•	Reorganisation and other items — Comprise implementation costs in relation to the strategic change cost reduction projects, costs arising from the acquisition by Banco Santander S.A., refinement of the credit provisioning methodology and effective interest rate assumptions described in Note 2 and 8 respectively, as well as certain other costs and income of a one-off nature. Management needs to understand the underlying drivers of the cost base that will remain after these exercises are complete, and does not want this view to be clouded by these costs, which are managed independently.

•	Depreciation of operating lease assets — The operating lease businesses are managed as financing businesses and, therefore, management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result the depreciation is netted against the related income.

•	Hedging and certain other mark-to-market variances — The balance sheet and income statement are subject to mark-to-market volatility including that arising from the accounting for elements of derivatives deemed under IFRS to be ineffective as hedges. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business.

•	Treasury impairment losses — During 2008, Alliance & Leicester incurred significant losses on its investment securities. These are managed separately and are considered exceptional due to their size and the current global credit crisis. Investments in structured investment vehicles were written off during 2008 and losses were incurred on some investments in bank floating rate notes.
Transactions between the business segments are on normal commercial terms and conditions. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Internal charges and transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis. Funds are ordinarily reallocated between segments, resulting in funding cost transfers disclosed in total trading income. Interest charged for these funds is based on the Group’s cost of capital.
          Interest receivable and interest payable have not been reported separately. The majority of the revenues from the segments presented below are from interest and the Company’s Board relies primarily on net interest revenues to both assess the performance of the segment and to make decisions regarding allocation of segmental resources.
          Segment assets and liabilities comprise operating assets and liabilities, being the majority of the balance sheet.

Financial Statements
Notes to the Financial Statements continued
a) Segmental information

	Retail	Corporate	Treasury &			Group
	Banking	Banking	Group	Total	Adjustments	Total
2008	£m	£m	£m	£m	£m	£m

Net interest income	570	195	(112)	653	(269)	384
Non-interest income	215	252	(19)	448	(8)	440

Total trading income	785	447	(131)	1,101	(277)	824

Administration expenses	(216)	(253)	(203)	(672)	(255)	(927)
Depreciation/amortisation	(26)	(20)	(2)	(48)	(66)	(114)

Total trading expenses	(242)	(273)	(205)	(720)	(321)	(1,041)

Impairment losses	(129)	(51)	—	(180)	(853)	(1,033)
Provisions for other liabilities and charges	—	—	—	—	(38)	(38)

Trading profit/(loss) before tax	414	123	(336)	201	(1,489)	(1,288)
Adjust for:
Reorganisation and other items	(366)	(202)	(322)	(890)
Hedging and certain other mark-to-market variances	—	—	(114)	(114)
Treasury losses and impairment	—	—	(485)	(485)

Profit/(loss) before tax	48	(79)	(1,257)	(1,288)

Average number of staff	2,937	813	3,184	6,934	—	6,934

Total assets	40,898	9,954	24,396	75,248	—	75,248

						Provisions
					Impairment	for other
	Net	Non		Depreciation	losses on	liabilities
	interest	interest	Administration	and	loans and	and	Adjustments
	income	income	expenses	amortisation	advances	charges	before tax
Adjustments comprise:	£m	£m	£m	£m	£m	£m	£m

Reorganisation and other items	(269)	40	(255)	—	(368)	(38)	(890)
Depreciation on operating lease assets	—	66	—	(66)	—	—	--
Hedging and certain other mark-to-market variances	—	(114)	—	—	—	—	(114)
Treasury losses and impairment	—	—	—	—	(485)	—	(485)

	(269)	(8)	(255)	(66)	(853)	(38)	(1,489)

Changes in interest and exchange rates mean that period on period comparisons of gross interest and other trading income and expense are not meaningful and therefore management only considers these items on a net basis. Similarly, management considers the trading income generated by each segment on the basis of the margin earned on the customer relationship. There is therefore no split that is meaningful of trading income between external customers and intra-Group. No analysis of total trading income from external customers and intra-Group is therefore presented.

	Retail	Corporate	Treasury &			Group
	Banking	Banking	Group	Total	Adjustments	Total
2007	£m	£m	£m	£m	£m	£m

Net interest income	599	169	36	804	(3)	801
Non-interest income	276	253	(1)	528	97	625

Total trading income	875	422	35	1,332	94	1,426

Administration expenses	(220)	(252)	(171)	(643)	—	(643)
Depreciation/amortisation	(22)	(21)	(14)	(57)	(74)	(131)

Total trading expenses	(242)	(273)	(185)	(700)	(74)	(774)

Impairment losses	(85)	(15)	—	(100)	(153)	253

Trading profit/(loss) before tax	548	134	(150)	532	(133)	399
Adjust for:
Reorganisation and other items	31	48	(17)	62
Hedging and certain other mark-to-market variances	—	—	(42)	(42)
Treasury losses and impairment	—	—	(153)	(153)

Profit/(loss) before tax	579	182	(362)	399

Average number of staff	3,261	726	3,236	7,223	—	7,223

Total assets	46,693	8,414	23,848	78,955	—	78,955

Financial Statements
Notes to the Financial Statements continued

						Provisions
					Impairment	for other
	Net	Non		Depreciation	losses on	liabilities	Adjustments
	interest	interest	Administration	and	loans and	and	before
	income	income	expenses	amortisation	advances	charges	tax
Adjustments comprise:	£m	£m	£m	£m	£m	£m	£m

Reorganisation and other items	(3)	65	—	—	—	—	62
Depreciation on operating lease assets	—	74	—	(74)	—	—	—
Hedging and certain other mark-to-market variances	—	(42)	—	—	—	—	(42)
Treasury losses and impairment	—	—	—	—	(153)	—	(153)

	(3)	97	—	(74)	(153)	—	(133)

	Retail		Treasury &			Group
	Banking	Corporate	Group	Total	Adjustments	Total
2006	£m	Banking	£m	£m	£m	£m

Net interest income	621	104	56	781	—	781
Non-interest income	291	311	6	608	87	695

Total trading income	912	415	62	1,389	87	1,476

Administration expenses	(353)	(270)	(34)	(657)	(24)	(681)
Depreciation/amortisation	(17)	(21)	(4)	(42)	(79)	(121)

Total trading expenses	(370)	(291)	(38)	(699)	(103)	(802)

Impairment losses	(97)	(8)	—	(105)	—	(105)
Provisions for other liabilities and charges	—	—	—	—	—	—

Trading profit/(loss) before tax	445	116	24	585	(16)	569
Adjust for:
Reorganisation and other items	—	—	(24)	(24)
Hedging and certain other mark-to-market variances	—	—	8	8

Profit/(loss) before tax	445	116	8	569

Average number of staff	3,286	732	3,261	7,279	—	7,279

						Provisions
					Impairment	for other
	Net	Non		Depreciation	losses on	liabilities
	interest	interest	Administration	and	loans and	and	Adjustments
	income	income	expenses	amortisation	advances	charges	before tax
Adjustments comprise:	£m	£m	£m	£m	£m	£m	£m

Reorganisation and other items	—	—	(24)	—	—	—	(24)
Depreciation on operating lease assets	—	79	—	(79)	—	—	—
Hedging and certain other mark-to-market variances	—	8	—	—	—	—	8

	—	87	(24)	(79)	—	—	(16)

No geographical analysis is presented because substantially all of the Group’s activities are in the UK.
2. Net interest income

	Group
	2008	2007	2006
	£m	£m	£m

Interest and similar income:
Loans and advances to banks	242	212	156
Loans and advances to customers	2,987	3,029	2,442
Other interest earning financial assets	803	926	517

Total interest and similar income	4,032	4,167	3,115

Interest expense and similar charges:
Deposits by banks	1,017	511	295
Deposits by customers	1,262	1,269	948
Debt securities in issue	1,219	1,372	1,004
Other interest bearing financial liabilities	150	214	87

Total interest expense and similar charges	3,648	3,366	2,334

Net interest income	384	801	781

The mortgage effective interest rate assumptions were adjusted, reflecting the change in approach to the management of the mortgage portfolio going forward, resulting in a £187m reduction in net interest income in 2008 compared to 2007.

Financial Statements
Notes to the Financial Statements continued
3. Net fee and commission income

	Group
	2008	2007	2006
	£m	£m	£m

Fee and commission income:
Insurance products	53	103	105
Retail products	418	414	419

Total fee and commission income	471	517	524

Fee and commission expense:
Other fees paid	79	33	27

Total fee and commission expense	79	33	27

Net fee and commission income	392	484	497

4. Net trading and other income

	Group
	2008	2007	2006
	£m	£m	£m

Net trading and funding of other items by the trading book	(7)	(19)	(1)
Income from operating lease assets	88	94	100
Excess on sale of credit cards to MBNA	16	20	27
Expense on assets held at fair value through profit or loss	(11)	(8)	(2)
Expense on liabilities held at fair value through profit or loss	(1)	—	—
Losses on derivatives managed with assets and liabilities held at fair value through profit or loss	—	(1)	(2)
Mark-to-market losses on credit default swaps	(115)	(2)	—
Hedge ineffectiveness and other	78	57	76

	48	141	198

5. Administration expenses

	Group
	2008	2007	2006
	£m	£m	£m

Staff costs:
Wages and salaries	221	220	214
Social security costs	20	22	20
Pensions costs: — defined contribution plans	10	9	9
— defined benefit plans	15	17	18
Other personnel costs	74	7	24

	340	275	285
Property, plant and equipment expenses	39	41	41
Information technology expenses	42	39	34
Intangible and tangible assets write offs	163	—	—
Other administrative expenses	343	288	321

	927	643	681

Other personnel costs include restructuring costs.
6. Depreciation and amortisation

	Group
	2008	2007	2006
	£m	£m	£m

Depreciation of property, plant and equipment excluding operating lease assets	32	46	37
Depreciation of operating lease assets	66	74	79
Amortisation of intangible assets	16	11	5

	114	131	121

Depreciation of property, plant and equipment, excluding operating lease assets, includes an asset write down of £9m in 2007 incurred by the Group in connection with the redevelopment of the Bootle administration site (2006: £nil).

Financial Statements
Notes to the Financial Statements continued
7. Audit and other services
The fees for audit and other services payable to the Company’s auditors, Deloitte LLP, are analysed as follows:

	Group
	2008	2007	2006
	£m	£m	£m

Audit fees:
Fees payable to the Company’s auditors for the audit of the Group’s annual accounts	0.8	0.4	0.4
Fees payable to the Company’s auditors and its associates for the audit of the Company’s subsidiaries pursuant to legislation	0.6	0.4	0.3

Total audit fees	1.4	0.8	0.7

Non-audit fees:
— Tax services	1.0	0.1	2.3
— Corporate finance services	0.2	—	0.1
— Other services	0.4	0.7	0.4

Total non-audit fees	1.6	0.8	2.8

Tax services relate to advisory and compliance services on the Group’s tax affairs, and include a fee in 2006 for taxation advice regarding the sale of the credit card business.
          No information technology, internal audit, valuation and actuarial, litigation, recruitment and remuneration were provided by the external auditors during 2008.
          Corporate finance service costs in 2008 related to work carried out to support the acquisition by Banco Santander, S.A.
          Other services include accounting advice and assurance work on bond issues.
          A framework for ensuring auditors’ independence has been adopted which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of other non-audit assignments by the Audit and Risk Committee. All services provided by the Group’s external auditors are either pre-approved or approved by the Committee.
8. Impairment losses

	Group
	2008	2007	2006
	£m	£m	£m

Impairment losses on loans and advances to customers	619	117	121
Recoveries of loans and advances to customers	(12)	(17)	(16)

Total impairment losses on loans and advances to customers	607	100	105

Impairment losses on treasury investment securities and loans to banks	426	153	—

Detail of Treasury impairment losses can be found in the Risk Management Report in Note 44. Treasury investment securities include financial assets designated at fair value, available-for-sale securities and loan and receivable securities. Impairment losses on loans and advances to customers increased in 2008 to £607m. Such increase in impairment losses is the result of refinements to accounting estimates reflecting the state of the UK economy.
9. Taxation expense

	Group
	2008	2007	2006
	£m	£m	£m

Current tax:
UK corporation tax on profit of the year	—	104	78
Adjustments and reclassifications in respect of prior periods	(45)	11	(29)
Overseas taxation	1	1	1

Total current tax (credit)/charge	(44)	116	50

Deferred tax (credit)/charge:
Current year	(340)	(2)	65
Adjustments and reclassifications in respect of prior periods	14	(11)	4

Total deferred tax	(326)	(13)	69

Tax (credit)/charge for the year	(370)	103	119

UK corporation tax is calculated at 28.5% (2007: 30%, 2006: 30%) of the estimated assessable profits for the year. The standard rate of UK corporation tax was reduced from 30% to 28% with effect from 1 April 2008. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Financial Statements
Notes to the Financial Statements continued
The tax on the Group’s (loss)/profit before tax differs from the theoretical amount that would arise using the basic tax rate of the Company as follows:

	Group
	2008	2007	2006
	£m	£m	£m

(Loss)/profit before tax	(1,288)	399	569

Tax calculated at a tax rate of 28.5% (2007: 30%, 2006: 30%)	(367)	120	171
Effect of non-allowable provisions and other non-equalised items	24	(10)	(15)
Tax relief in respect of Innovative tier 1	(5)	(5)	(5)
Impact of loss of capital allowances	4	—	—
Effect of non-UK profits and losses	(2)	(3)	(3)
Effect of change in tax rate on deferred tax provision	7	1	—
Adjustment to prior year provisions	(31)	—	1
Adjustment to prior year provisions — disposal of credit card amounts to MBNA	—	—	(30)

Income tax (credit)/charge	(370)	103	119

10. (Loss)/profit on ordinary activities after tax
The loss after tax of the Company attributable to the shareholders is £311m (2007: profit £135m, 2006: profit £368m).
11. Cash and balances at central banks

	Group
	2008	2007
	£m	£m

Cash in hand	457	480
Balances with central banks	1,096	2,991

	1,553	3,471

Included within balances with central banks are £48m (2007: £68m) of mandatory reserve deposits with the Bank of England that are not available for use by the Group.

Financial Statements
Notes to the Financial Statements continued
12. Trading assets

	Group
	2008	2007
	£m	£m

Debt securities	—	1,439

The Group applied the amendment to IAS 39 regarding the reclassification of financial assets. Details can be found in Note 18.
Debt securities can be analysed by type of issuer as follows:

	Group
	2008	2007
	£m	£m

Issued by public bodies:
— Government securities	—	26
Other debt securities	—	1,413

	—	1,439

Debt securities can be analysed by listing status as follows:

Group
	2008	2007
	£m	£m

Debt securities:
— Listed in the UK	—	868
— Listed elsewhere	—	538
— Unlisted	—	33

	—	1,439

13. Derivative financial instruments
All derivatives are required to be classified as held for trading (except where in a hedge relationship) and held at fair value through profit or loss. Derivatives are held for trading or for risk management purposes. The Group chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria.
Derivatives held for trading purposes
Treasury is the only area of the Group actively trading derivative products and is additionally responsible for implementing Group derivative hedging with the external market. For trading activities, its objectives are to gain value by:
•	Marketing derivatives to end users and hedging the resulting exposures efficiently; and

•	The management of trading exposure reflected on the Group’s balance sheet.
Trading derivatives include interest rate, cross currency, equity, property and other index related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures and equity index options.
Derivatives held for risk management purposes
The main derivatives are interest rate and cross-currency swaps, which are used to hedge the Group’s exposure to interest rates and exchange rates. These risks are inherent in non-trading assets, liabilities and positions, including fixed-rate lending and structured savings products within the relevant operations throughout the Group, including medium-term note issues, capital issues and fixed-rate asset purchases.
     The table in the Risk Management Report in Note 44 summarises activities undertaken by the Group, the related risks associated with such activities and the types of derivative used in managing such risks. Such risks may also be managed using natural offsets within other on-balance sheet instruments as part of an integrated approach to risk management.
     Derivative products which are combinations of more basic derivatives (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features. In such cases, the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore hedged. The fair values of derivative instruments held both for trading and hedging purposes are set out in the following tables. The tables below show the contract or underlying principal amounts, positive and negative fair values of derivatives analysed by contract. Contract or notional amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts of risk. The fair values represent the amount at which a contract could be exchanged in an arm’s length transaction, calculated at market rates at the balance sheet date.

Financial Statements
Notes to the Financial Statements continued
Derivatives classified as held for trading or held for risk management purposes that have not been designated as in a hedging relationship are classified as derivatives fair valued through profit and loss in the table below. Derivatives that have been designated as in a hedging relationship are classified as derivatives held for hedging below:

	Group
	Contract/notional	Fair value	Fair value
2008	amount	assets	liabilities
Derivatives fair valued through P&L	£m	£m	£m

Exchange rate contracts:
— Cross-currency swaps	6,044	1,729	(14)
— Foreign exchange swaps and forwards	2,461	—	(337)

	8,505	1,729	(351)

Interest rate contracts:
— Interest rate swaps	20,629	240	(223)
— Caps, floors and swaptions	496	6	(1)
— Credit default swaps	25	—	(12)

	21,150	246	(236)

Total derivative assets and liabilities	29,655	1,975	(587)

	Group
	Contract/notional	Fair value	Fair value
2008	amount	assets	liabilities
Derivatives held for hedging	£m	£m	£m

Exchange rate contracts:
— Cross-currency swaps	170	73	—
Interest rate contracts:
— Interest rate swaps	39,291	484	(828)

Total derivative assets and liabilities held for hedging	39,461	557	(828)

Accrued interest	—	344	(118)

Total recognised derivative assets and liabilities	69,116	2,876	(1,533)

	Group
	Contract/notional	Fair value	Fair value
2007	amount	assets	liabilities
Derivatives fair valued through P&L	£m	£m	£m

Exchange rate contracts:
— Cross-currency swaps	8,519	260	(265)
— Foreign exchange swaps and forwards	2,407	—	(34)

	10,926	260	(299)

Interest rate contracts:
— Interest rate swaps	43,287	187	(92)
— Caps, floors and swaptions	390	2	(1)
— Futures (exchange traded)	275	—	—
— Credit default swaps	217	—	(2)
— Forward rate agreements	1,446	—	—

	45,615	189	(95)

Total derivative assets and liabilities	56,541	449	(394)

	Group
	Contract/notional	Fair value	Fair value
2007	amount	assets	liabilities
Derivatives held for hedging	£m	£m	£m

Exchange rate contracts:
— Cross-currency swaps	206	7	—
Interest rate contracts:
— Interest rate swaps	32,960	128	(191)

Total derivative assets and liabilities held for hedging	33,166	135	(191)

Accrued interest	—	386	(206)

Total recognised derivative assets and liabilities	89,707	970	(791)

Gains/losses and transfers arising from fair value hedges included in Net trading and other income

	Group
	2008	2007	2006
	£m	£m	£m

Net gains/(losses):
On hedging instruments	(521)	(224)	173
On the hedged items attributable to hedged risk	509	220	(177)
Transferred from the cash flow reserve	11	7	2
Other	21	(12)	10

Hedge ineffectiveness	20	(9)	8

Financial Statements
Notes to the Financial Statements continued
The Group hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets and subordinated and senior debt securities in issue. The gains/(losses) arising on these assets and liabilities are included in the table above on a combined basis.
14. Financial assets designated at fair value

	Group
	2008	2007
	£m	£m

Debt securities	63	891

Financial assets are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring the assets or liabilities or recognising gains or losses on them on a different basis.
          Debt securities represent holdings of asset-backed securities. They are managed, and their performance is evaluated, on a fair value basis in accordance with a documented investment strategy and information about them is provided internally on that basis to the Group’s key management personnel.
          The maximum exposure to credit risk on the financial assets held at fair value through profit or loss at the balance sheet date was £97m (2007: £855m).
          Debt securities can be analysed by listing status as follows:

	Group
	2008	2007
	£m	£m

Listed outside UK	38	861
Unlisted	25	30

	63	891

15. Loans and advances to banks

	Group
	2008	2007
	£m	£m

Placements with other banks	1,239	2,885
Amounts due from parent	—	—
Amounts due from subsidiaries	—	—

	1,239	2,885

	Group
	2008	2007
Repayable:	£m	£m

On demand	816	385
In not more than 3 months	77	2,319
In more than 3 months but not more than 1 year	346	2
In more than 1 year but not more than 5 years	—	179

	1,239	2,885

16. Loans and advances to customers

	Group
	2008	2007
	£m	£m

Advances secured on residential properties	37,665	42,788
Corporate loans	9,058	6,474
Finance leases	1,791	1,916
Other secured advances	57	75
Other unsecured advances	3,477	3,966
Amounts due from subsidiaries	—	—

Loans and advances to customers	52,048	55,219

Less: loan loss allowances	(646)	(163)

Loans and advances to customers, net of loan loss allowances	51,402	55,056

Financial Statements
     Notes to the Financial Statements continued

	Group
	2008	2007
Repayable:	£m	£m

On demand	108	456
In no more than 3 months	831	1,021
In more than 3 months but not more than 1 year	3,262	2,341
In more than 1 year but not more than 5 years	10,282	5,568
In more than 5 years	36,919	45,670

Loans and advances to customers	51,402	55,056

The Group’s leasing subsidiary, Alliance & Leicester Commercial Finance plc and its subsidiaries, enters into finance lease and hire purchase arrangements with customers.

	2008	2007
Gross investment in finance leases and hire purchase contracts receivable	£m	£m

Within 1 year	333	344
Between 1-5 years	699	740
In more than 5 years	1,556	1,684

	2,588	2,768
Unearned future finance income on finance leases and hire purchase contracts	(797)	(852)

Net investment in finance leases and hire purchase contracts	1,791	1,916

	2008	2007
The net investment in finance leases and hire purchase contracts is analysed as follows:	£m	£m

Within 1 year	230	283
Between 1-5 years	484	583
In more than 5 years	1,077	1,050

Net investment in finance leases and hire purchase contracts	1,791	1,916

Included in the carrying value of Net investment in finance leases and hire purchase contracts is £48m (2007: £60m) residual value at the end of the current lease terms, which will be recovered through re-letting or sale.
          The loans and advances to customers in the above table have the following interest rate structures:

	Group
	2008	2007
	£m	£m

Fixed rate	24,788	31,320
Variable rate	27,260	23,899
Less: loan loss allowances	(646)	(163)

	51,402	55,056

Movement in loan loss allowances:

	Group
	Loans secured		Other	Other
	on residential	Finance	secured	unsecured
	property	leases	advances	advances	Total
	£m	£m	£m	£m	£m

As at 1 January 2008	12	7	19	125	163
Charge to the income statement:
— Individually assessed	15	(3)	77	147	236
— Collectively assessed	41	(3)	114	219	371

	56	(6)	191	366	607

Write-offs	(9)	—	(4)	(111)	(124)

At 31 December 2008	59	1	206	380	646

As at 1 January 2007	12	5	13	138	168
Charge to the income statement:
— Individually assessed	—	3	9	3	15
— Collectively assessed	1	—	—	84	85

	1	3	9	87	100

Write-offs	(1)	(1)	(3)	(100)	(105)

At 31 December 2007	12	7	19	125	163

As at 1 January 2006	15	7	8	136	166
Charge to the income statement:
— Individually assessed	(1)	—	5	3	7
— Collectively assessed	(3)	—	—	100	97

	(4)	—	5	103	104

Write-offs	1	(2)	—	(101)	(102)

At 31 December 2006	12	5	13	138	168

Financial Statements
Notes to the Financial Statements continued
17. Securitisation of assets
Loans and advances to customers include portfolios of residential mortgage loans, which are subject to non-recourse finance arrangements. These loans have been purchased by, or assigned to, special purpose securitisation companies (‘Securitisation Companies’), and have been funded primarily through the issue of mortgage-backed securities (‘Securities’). No gain or loss has been recognised as a result of these sales. These Securitisation Companies are consolidated and included in the Group financial statements as subsidiaries.
          The Company receives payments from the Securitisation Companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. While any notes remain outstanding from a Securitised Company, the Company has no right or obligation to repurchase the benefit of any securitised loan from that Securitised Company, except if certain representations and warranties given by the Company at the time of transfer are breached.
Master Trust Structures
The Company makes use of a type of securitisation known as a master trust structure. In this structure, a pool of assets is assigned to a trust company by the asset originator, initially funded by the originator. A funding entity acquires beneficial interests in a share of the portfolios of assets with funds borrowed from qualifying special purpose entities, which at the same time issue asset-backed securities to third-party investors or the Company. The purpose of the special purpose entities is to obtain funding through the issue of asset-backed securities, or to use the asset-backed securities as collateral for raising funds. The share of the pool of assets not purchased from the trust company by the funding entity is known as the beneficial interest of the originator.
          The Company established the Fosse Master Trust securitisation structure in 2006. Notes were issued by Fosse Master Issuer plc to third party investors and the proceeds loaned to Fosse Funding (No. 1) Limited, which in turn used the funds to purchase beneficial interests in mortgages held by Fosse Trustee Limited. The Company raised £2,505m in 2006, £2,502m in 2007 and £396m in 2008 from securitisations involving the Fosse Master Trust.
          The Company established the Langton Master Trust securitisation structure on 25 January 2008. Notes are issued by Langton Securities (2008-1) plc, Langton Securities (2008-2) plc and Langton Securities (2008-3) plc to the Company, either for the purpose of creating collateral to be used for funding or for subsequent transfer of Notes to investors outside the Group. Each entity loaned the proceeds of the Notes issued to Langton Funding (No.1) Limited, which in turn used the funds to purchase a beneficial interest in the mortgages held by Langton Mortgages Trustee Limited.
          The Company and its subsidiaries are under no obligation to support any losses that may be incurred by the Fosse and Langton Companies or holders of the Securities and do not intend to provide such required support. Holders of the Securities are only entitled to obtain payment of principal and interest to the extent that the resources of the Companies are sufficient to support such payments, and the holders of the Securities have agreed in writing not to seek recourse in any other form.
Bracken Securities plc
In October 2007 the Company securitised £10,367m of residential mortgage assets to Bracken Securities plc. Notes of £10,367m were issued by Bracken Securities plc to the Company, either for the purpose of creating collateral to be used for funding or for subsequent transfer of Notes to investors outside the Group.
          Outstanding balances of assets securitised and non-recourse finance at 31 December 2008 were as follows:

		Gross assets	Non-recourse	Issued to A&L
	Closing date	securitised	finance	as collateral
Securitisation company	of securitisation	£m	£m	£m

Fosse Master Issuer plc	28 Nov 2006	1,833	1,909	—
Fosse Master Issuer plc	1 Aug 2007	1,935	2,035	—
Fosse Master Issuer plc	21 Aug 2008	360	387	—
Bracken Securities plc	11 Oct 2007	7,841	—	8,168
Langton Securities (2008-1) plc	25 Jan 2008	1,812	—	1,844
Langton Securities (2008-2) plc	5 Mar 2008	1,979	—	2,013
Langton Securities (2008-3) plc	17 Jun 2008	3,549	—	3,611

Beneficial interest in Fosse Master Trust		2,472	—	—
Beneficial interest in Langton Master Trust		773	—	—

The securitisation vehicles have cash deposits totalling £655m, which have been accumulated to finance the redemption of a number of Securities issued by the Securitisation Companies. The Securitisation Companies’ contractual interest in advances secured on residential property is therefore reduced by this amount. The Company does not own directly, or indirectly, any of the share capital of any of the above Securitisation Companies or their parents.

Financial Statements
Notes to the Financial Statements continued
A summarised aggregated income statement for the years ended 31 December 2008, 2007 and 2006 and a summarised aggregated balance sheet at 31 December 2008 and 2007 for the above companies are set out below:
Income statement for the year ended 31 December

	Securitisation companies
	2008	2007	2006
	£m	£m	£m

Net interest income	(8)	15	—
Other operating expenses	—	(1)	—
Fair value movements on derivatives	(50)	(18)	2
Administrative expenses	(12)	(2)	—
Impairment losses on loans and advances	(2)	—	—
Taxation (credit)/charge	(1)	2	(1)

(Loss)/profit for the year	(73)	(4)	1

Balance sheet as at 31 December

	Securitisation companies
	2008	2007
	£m	£m

Derivative financial instruments	1,083	166
Loans and advances to banks	1,059	1,154
Loans and advances to customers	4,099	4,468

Total assets	6,241	5,788

Deposits by banks	411	381
Debt securities in issue	5,470	4,855
Other liabilities	436	555

Total liabilities	6,317	5,791
Retained earnings	(76)	(3)

Total liabilities and equity	6,241	5,788

Included within loans and advances to customers are £3,222m (2007: nil) of mortgage advances assigned to a bankruptcy remote special purpose entity, Alliance & Leicester Covered Bonds LLP. These loans provide security to issues of covered bonds made by the Company. On 15 April 2008, the Company issued £500m of covered bonds, under its covered bond programme, which were held by the Company at 31 December 2008. A further £2,000m of covered bonds were issued on 9 October 2008 and were held by the Company at 31 December 2008. These are not included in the table above.
18. Available-for-sale securities and loan and receivable securities
Available-for-sale securities:

		Group
	2008	2007
	£m	£m

Debt securities	1,648	12,770
Equity securities	10	3

	1,658	12,773

Maturities of debt securities:

	Group
	2008	2007
	£m	£m

Due in less than 3 months	1,644	739
Due in more than 3 months but less than 1 year	—	825
Due in more than 1 year but not more than 5 years	4	7,521
Due in more than 5 years	—	3,685

	1,648	12,770

Debt securities include £1,644m of Treasury Bills. Equity securities do not bear interest and are all unlisted.
The movement in available-for-sale securities can be summarised as follows:

Group
£m

At 1 January 2008	12,773
Additions	2,078
Disposals (sale and redemption)	(2,385)
Transfers	(13,436)
Movement in fair value	(251)
Other movements	2,879

At 31 December 2008	1,658

Financial Statements
Notes to the Financial Statements continued

Group
£m

At 1 January 2007	10,483
Additions	3,954
Disposals (sale and redemption)	(1,991)
Movement in fair value	(199)
Other movements	526

At 31 December 2007	12,773

Loan & receivable securities
Loan and receivable securities were £14,250m at the end of 2008 (2007: £210m) for Group and £14,321m for 2008 (2007: £13m) for Company.
          The Group applied the amendment to IAS 39 regarding the reclassification of financial assets out of ‘fair value through profit & loss’ and ‘available-for-sale’ categories into ‘loans & receivables’. On 1 July 2008, the amount reclassified out of ‘available-for-sale’ and into ‘loans & receivables’ was £13,436m. If these assets had remained as ‘available-for-sale’, the pre-tax impact on the ‘available-for-sale’ reserve would have been a charge of £1,018m based on exit prices for these debt securities rather than their recoverable values. The pre-tax charge to the ‘available-for-sale’ reserve on these assets in 2008 prior to the reclassification was £264m (2007: £210m). The amount reclassified out of ‘held-for-trading’ and into ‘loans & receivables’ was £732m. If these assets had remained as ‘held-for-trading’ a £54m fair value loss would have been recognised in the income statement. The loss recognised in income in 2008 on these assets prior to the reclassification was £6m (2007: £20m). There has been no change in the way net interest income is recognised in the income statement on these assets reclassified. The reclassifications were made as there was no active trading market in the assets. The reduction in the carrying value of the reclassified assets prior to their reclassification is expected to be recovered over the period to maturity of the assets. This is being recognised on a straight-line basis over the period to maturity, which is considered to be immaterially different to using an Effective Interest Rate basis.
          The assets were reclassified as the Group identified that a rare circumstance of extreme market illiquidity had arisen. At the date of reclassification, management had the intention to hold the assets for the foreseeable future or until maturity, and the assets would have met the ‘loans and receivables’ classification had they not originally been required to be classified as held-for-trading or designated as available-for-sale.
19. Intangible assets
a) Goodwill

	Group
	2008	2007
	£m	£m

Cost
At 1 January	11	5
Acquisitions	11	6

At 31 December	22	11

Accumulated impairment
At 1 January	2	2
Impairment losses	20	—

At 31 December	22	2

Net book value	—	9

Impairment of goodwill
A review of the economic value of goodwill was carried out at the balance sheet date. The goodwill of the Group’s balance sheet is now considered fully impaired.
b) Other intangibles

	Group
	Software	Intangible assets
	development cost	under development	Total
	£m	£m	£m

Cost
At 1 January 2008	54	71	125
Additions	14	52	66
Disposals	(22)	(123)	(145)

At 31 December 2008	46	—	46

Accumulated amortisation/impairment
At 1 January 2008	18	—	18
Charge for the year	16	—	16
Disposals	(5)	—	(5)

At 31 December 2008	29	—	29

Net book value	17	—	17

Financial Statements
Notes to the Financial Statements continued

	Group
	Software	Intangible assets
	development cost	under development	Total
	£m	£m	£m

Cost
At 1 January 2007	38	20	58
Additions	16	51	67
Disposals	—	—	—

At 31 December 2007	54	71	125

Accumulated amortisation/impairment
At 1 January 2007	7	—	7
Charge for the year	11	—	11
Disposals	—	—	—

At 31 December 2007	18	—	18

Net book value	36	71	107

Disposals include the costs capitalised in relation to the development of a new banking engine which have been written off following the acquisition of the Company by Banco Santander, S.A. as it intends to implement its global banking system, Partenon.
20. Property, plant and equipment (excluding operating lease assets)

	Group
	Owner-occupied	Office fixtures
	properties	and equipment	Total
	£m	£m	£m

Cost:
At 1 January 2008	360	440	800
Additions	4	9	13
Disposals	(1)	(207)	(208)

At 31 December 2008	363	242	605

Accumulated depreciation:
At 1 January 2008	184	364	548
Depreciation charge for the year	7	25	32
Disposals	(1)	(206)	(207)
Impairment	—	9	9

At 31 December 2008	190	192	382

Net book value	173	50	223

	Group
	Owner-occupied	Office fixtures
	properties	and equipment	Total
	£m	£m	£m

Cost:
At 1 January 2007	354	426	780
Additions	12	32	44
Disposals	(6)	(18)	(24)

At 31 December 2007	360	440	800

Accumulated depreciation:
At 1 January 2007	170	355	525
Depreciation charge for the year	10	26	36
Disposals	(4)	(18)	(22)
Impairment	8	1	9

At 31 December 2007	184	364	548

Net book value	176	76	252

At 31 December 2008 capital expenditure contracted, but not provided for was £nil (2007: £2m) in respect of property, plant and equipment. Of the carrying value as at 31 December 2008, £nil (2007: £6m) related to assets under construction.
          The cost of office fixtures and equipment held under finance leases was £26m (2007: £26m).
          At the balance sheet date, the Group had contracted with lessees for the following future minimum lease payments in leases relating to freehold properties:

	Group
	2008	2007
Leases which expire	£m	£m

Within 1 year	—	—
Between 1-5 years	3	4
In more than 5 years	5	5

Total	8	9

Financial Statements
Notes to the Financial Statements continued
21. Operating lease assets

		Group
	2008	2007
	£m	£m

Cost
At 1 January	355	492
Additions	152	84
Disposals	(32)	(221)

At 31 December	475	355

Depreciation and impairment
At 1 January	71	192
Charge for the year	66	74
Disposals	(10)	(195)

At 31 December	127	71

Net book value	348	284

At the balance sheet date, the Group had contracted with lessees for the following minimum lease payments:

		Group
	2008	2007
	£m	£m

Within 1 year	81	61
Between 1-5 years	133	110
In more than 5 years	17	21

Total	231	192

22. Deferred tax
Deferred taxes are calculated on temporary differences under the liability method using the tax rates expected to apply when the liability is settled or the asset is realised.
          The movement on the deferred tax account is as follows:

		Group
	2008	2007
	£m	£m

At 1 January	(5)	142
Income statement credit — continuing operations	(326)	(13)
(Charged)/credited to equity	(3)	22
Deferred tax on acquisitions and disposals	(14)	(156)

At 31 December	(348)	(5)

Deferred tax assets and liabilities are attributable to the following items:

		Group
	2008	2007
	£m	£m

Deferred tax liabilities
Provision for loan impairment and other provisions	—	—
Accelerated tax depreciation	(193)	(210)
Cash flow hedging	(64)	6
Other temporary differences	(21)	—

	(278)	(204)

		Group
	2008	2007
	£m	£m

Deferred tax assets
Pensions and other post-retirement benefits	20	3
Accelerated book depreciation	202	190
Provision for loan impairment and other provisions	22	14
Other temporary differences	14	2
Tax losses carried forward	368	—

	626	209

In 2007, the deferred tax asset of £209m was netted against the deferred tax liability of £204m to show a net asset of £5m for Group.

Financial Statements
Notes to the Financial Statements continued
The deferred tax assets scheduled above have been recognised in the Group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Under current UK tax legislation, the tax losses in respect of which deferred tax assets have been recognised do not expire. The benefit of the tax losses carried forward in the Company may only be realised by utilisation against the future taxable profits of the Company. In 2008, deferred tax assets and liabilities are not offset as it is uncertain whether there will be an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.
          The deferred tax charge in the income statement comprises the following temporary differences:

			Group
	2008	2007	2006
	£m	£m	£m

Accelerated tax depreciation	(16)	—	38
Pensions and other post-retirement benefits	—	11	16
Provision for loan impairment and other provisions	(8)	5	14
Tax losses carried forward	(309)	—	—
Other temporary differences	7	(29)	1

	(326)	(13)	69

At the balance sheet date the aggregate amount of the temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is £149m (2007: £141m). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.
23. Other assets

		Group
	2008	2007
	£m	£m

Trade and other receivables	171	215
Prepayments	74	66
Accrued income	14	18

	259	299

24. Deposits by banks

		Group
	2008	2007
	£m	£m

Items in the course of transmission	178	259
Sale and repurchase agreements	8,816	13,029
Amounts due to subsidiaries	—	—
Other deposits	2,522	5,224

	11,516	18,512

		Group
	2008	2007
	£m	£m

Repayable:
On demand	1,279	639
In not more than 3 months	6,897	7,521
In more than 3 months but not more than 1 year	517	4,196
In more than 1 year but not more than 5 years	2,823	6,063
In more than 5 years	—	93

	11,516	18,512

Financial Statements
Notes to the Financial Statements continued
25. Deposits by customers

		Group
	2008	2007
	£m	£m

Retail deposits	24,978	23,312
Amounts due to subsidiaries	—	—
Amounts due to fellow subsidiary	8,741	—
Wholesale deposits by customers	6,046	6,664

	39,765	29,976

Repayable:
On demand	28,435	24,600
In no more than 3 months	8,025	3,513
In more than 3 months but no more than 1 year	3,119	1,465
In more than 1 year but not more than 5 years	95	248
In more than 5 years	91	150

	39,765	29,976

26. Financial liabilities designated at fair value

		Group
	2008	2007
	£m	£m

Due to other banks	153	876
Due to customers	252	782
Debt securities in issue	323	2,369

	728	4,027

Financial liabilities are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets and liabilities or recognising the gains or losses on them on a different basis. The ‘fair value option’ has been used where debt securities in issue would otherwise be measured at amortised cost, and the associated derivatives used to economically hedge the risk are held at fair value. No material amount of the movements in the fair value of the above debt securities in issue reflects any element of the Group’s own credit risk. The amount that would be required to be contractually paid at maturity of the debt securities in issue above is £14m (2007: £4m) higher than the carrying value.
27. Debt securities in issue

		Group
	2008	2007
	£m	£m

Bonds and medium-term notes	16,814	17,887
Other debt securities in issue	663	3,992

	17,477	21,879

     A breakdown, by issue currency, of the above is as follows:

				Group
			2008	2007
	Interest Rate	Maturity	£m	£m

Euro	0.00% — 1.99%	Up to 2010	260	474
	2.00% — 3.99%	Up to 2010	1,637	10
		2011 — 2019	1,939	365
	4.00% — 4.99%	Up to 2010	443	1,899
		2011 — 2019	193	992
		2030 — 2039	—	382
		2040 — 2049	—	—
		2050 — 2059	—	1,299
	5.00% — 7.99%	Up to 2010	406	663
		2011 — 2029	148	367
		2030 — 2039	139	—
		2040 — 2059	2,105	48

Financial Statements
Notes to the Financial Statements continued

				Group
			2008	2007
	Interest Rate	Maturity	£m	£m

US Dollar	0.00% — 1.99%	Up to 2010	—	618
		2011 — 2039	95	—
	2.00% — 3.99%	Up to 2010	753	—
	4.00% — 6.87%	Up to 2010	390	2,861
		2011 — 2019	743	542
		2030 — 2040	—	454
		2041 — 2059	1,650	1,241

Pounds Sterling	0.00% — 1.99%	Up to 2010	—	142
	2.00% — 4.99%	Up to 2010	3,048	600
		2011 — 2019	427	205
	5.00% — 5.99%	Up to 2010	57	178
		2011 — 2019	18	1
		2041 — 2059	—	1,431
	6.00% — 6.87%	Up to 2010	636	4,354
		2011 — 2019	95	316
		2041 — 2060	1,388	1,194

Other currencies	0.00% — 5.99%	Up to 2010	852	971
		2011 — 2019	40	32
	6.87% — 7.99%	Up to 2010	—	225
	7.00% — 8.99%	2011 — 2040	15	15

			17,477	21,879

28. Subordinated liabilities

		Group
	2008	2007
Dated subordinated liabilities:	£m	£m

9.75% Subordinated notes 2008	—	81
5.875% Subordinated notes 2031	191	162
5.25% Subordinated notes 2023	171	154
Subordinated floating rate EURIBOR notes 2013	—	55
Subordinated floating rate EURIBOR notes 2017	145	110
Subordinated floating rate USD LIBOR notes 2015	102	75
Subordinated floating rate EURIBOR notes 2017	97	74
9.625% Subordinated notes 2023	399	—

Total dated subordinated liabilities	1,105	711

		Group
	2008	2007
Undated subordinated liabilities:	£m	£m

Subordinated floating rate USD LIBOR notes (USD 100m)	69	—
Subordinated floating rate USD LIBOR notes (USD 220m)	151	—
Subordinated floating rate EURIBOR notes (EUR 115m)	111	—

Total undated subordinated liabilities	331	—

Total subordinated liabilities	1,436	711

The subordinated floating rate notes pay a rate of interest related to the LIBOR of the currency of denomination.
          In 2008, the subordinated notes due 2008 and 2013 were redeemed in full.
          The undated USD 100m floating rate notes are redeemable at par, at the option of the Company, on 1 November 2013 and each interest payment date thereafter.
          The undated USD 220m floating rate notes are redeemable at par, at the option of the Company, on 17 December 2013 and each interest payment date thereafter.
          The undated EUR 115m floating rate notes are redeemable at par, at the option of the Company, on 17 December 2013 and each interest payment date thereafter.
          The subordinated liabilities are redeemable in whole at the option of the Company, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.
          Subordinated liabilities in issue are repayable:

		Group
	2008	2007
	£m	£m

In more than 3 months but no more than 1 year	—	81
In more than 5 years	1,105	630
Undated	331	—

	1,436	711

Financial Statements
Notes to the Financial Statements continued
29. Other liabilities

		Group
	2008	2007
	£m	£m

Trade and other payables	600	660
Deferred income	31	42

	631	702

Trade and other payables include £40m of finance lease obligations mainly relating to a lease and leaseback of Group property. The maturity of net obligations under finance leases are as follows:

		Group
	2008	2007
	£m	£m

Within 1 year	4	4
Between 1-5 years	21	21
In more than 5 years	15	19

	40	44

Future minimum lease payments are:

		Group
	2008	2007
	£m	£m

Within 1 year	6	5
Between 1-5 years	27	19
In more than 5 years	17	22

	50	46

At the balance sheet date, the Group had contracted with lessees for the following future minimum lease payments on sub-leases:

		Group
	2008	2007
Leases which expire	£m	£m

Within 1 year	1	1
Between 1-5 years	2	2
In more than 5 years	—	1

	3	4

During the year, £3m (2007: £3m, 2006: £3m) was incurred as a finance lease interest charge.
30. Provisions

Group
Misselling
£m

At 1 January 2008	—
Additional provisions	38
Provisions utilised	(4)

At 31 December 2008	34

To be settled:	£m

Within 12 months	34

The charge disclosed in the income statement in respect of provisions for other liabilities and charges of £38m (2007: nil, 2006: nil), comprises the additional provisions of £38m (2007: £nil).
          The misselling provision comprises various claims with respect to product misselling. In calculating the misselling provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. Further information on misselling provisions can be found in ‘Critical Accounting Policies’ within the Accounting Policies section.
          The provision in 2007 was nil for Group.

Financial Statements
Notes to the Financial Statements continued
31. Retirement benefit obligations
The amounts recognised in the balance sheet were as follows:

	Group
	2008	2007
	£m	£m

Assets
Funded defined benefit pension scheme	4	53
Liabilities
Unfunded benefit obligation	(11)	(11)
Post-retirement medical benefits	(10)	(17)

Total liabilities	(21)	(28)

A one percentage point movement in medical cost trends would increase or decrease the post-retirement medical benefit liability by £1m (2007: £1m).
Defined Contribution Pension schemes
An expense of £10m (2007: £9m, 2006: £9m) was recognised for defined contribution plans in the year, and is included in staff costs classified within administration expenses in the income statement. None of this amount was recognised in respect of key management personnel for the years ended 31 December 2008, 2007 and 2006 (see Note 40).
Defined Benefit Pension schemes
The Group operates one defined benefit pension scheme, the Alliance & Leicester Pension Scheme, covering 31% (2007: 33%) of the Group’s employees. The defined benefit section of this scheme closed to new entrants on 31 March 1998 and has a defined contribution section for employees who joined the Company after this date. As the defined benefit section of the scheme is closed to new entrants, under the projected unit method, the current service cost when expressed as a percentage of pensionable salaries, will gradually increase over time.
          Formal actuarial valuations of the assets and liabilities of the schemes are carried out on a biennial basis by an independent professionally qualified actuary and updated for accounting purposes at each balance sheet date. The latest formal actuarial valuation was made as at 31 March 2008 and updated to 31 December 2008 by a qualified independent actuary.
          The total amount charged to the income statement was determined as follows:

			Group
	2008	2007	2006
	£m	£m	£m

Current service cost	19	20	23
Expected return on pension scheme assets	(84)	(81)	(72)
Interest cost	75	70	64

	10	9	15

The net (liability)/asset recognised in the balance sheet was determined as follows:

	Group
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Present value of funded defined benefit obligation	(1,209)	(1,324)	(1,327)	(1,305)	(1,119)
Fair value of plan assets	1,213	1,377	1,311	1,230	1,060

	4	53	(16)	(75)	(59)
Unfunded benefit obligation	(11)	(11)	(10)	(9)	(8)

	(7)	42	(26)	(84)	(67)

Movements in the defined benefit obligations during the year were as follows:

		Group
	2008	2007
	£m	£m

Balance at 1 January	(1,335)	(1,337)
Current service cost	(19)	(20)
Interest cost	(75)	(70)
Employee contributions	(2)	(2)
Past service cost	—	—
Actuarial gain	170	57
Actual benefit payments	41	37

Balance at 31 December	(1,220)	(1,335)

Financial Statements
Notes to the Financial Statements continued
Movements in the present value of fair value of scheme assets during the year were as follows:

		Group
	2008	2007
	£m	£m

Balance at 1 January	1,377	1,311
Expected return on scheme assets	84	81
Actuarial (loss) on scheme assets	(230)	(3)
Company contributions paid (regular)	17	19
Company contributions paid (special)	3	3
Employee contributions	2	2
Actual benefit payments	(40)	(36)

Balance at 31 December	1,213	1,377

The rate used to discount the retirement benefit obligation is determined to reflect duration of the liabilities based on the annual yield as at 31 December of the Sterling 15+ year AA Corporate Bond iBoxx Index, representing the market yield of high quality corporate bonds on that date.
          The amounts recognised in the statement of recognised income and expense for each of the five years indicated was as follows:

	Group
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Actuarial (gain)/loss on scheme liabilities	(170)	(57)	(34)	130	36
Actuarial loss/(gain) on scheme assets	230	3	(13)	(108)	(30)

	60	(54)	(47)	22	6

There was an actuarial gain during the year of £nil (2007: £2m, 2006: £3m) on the Group’s post-retirement medical benefits liability.
          The actual return on scheme assets was a loss of £146m (2007: £78m gain, 2006: £85m gain). Cumulative net actuarial gains of £13m (2007: £73m) have been recognised in the Consolidated Statement of Recognised Income and Expenses.
          The Group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2008. In addition, the Group does not hold insurance policies over the schemes, and has not entered into any significant transactions with the schemes.
          The principal actuarial assumptions used for the Group were as follows:

	2008	2007	2006
	Nominal per	Nominal per	Nominal per
	annum	annum	annum
	%	%	%

To determine benefit obligations:
— Discount rate for scheme liabilities (pensioners)	6.4	5.9	5.2
— Discount rate for scheme liabilities (non-pensioners)	6.4	5.6	5.2
— General salary increase	3.5	3.8	3.5
— General price inflation	3.0	3.3	3.0
— Expected rate of pension increase	3.0	3.3	3.0

To determine net periodic benefit cost:
— Discount rate (pensioners)	5.9	5.2	5.2
— Discount rate (non-pensioners)	5.6	5.2	5.2
— Expected rate of pension increase	3.0	3.3	3.0
Expected rate of return on plan assets:
— Equities	7.8	7.8	7.5
— Bonds	5.0	5.0	4.5
— Properties	6.4	6.2	—

The mortality assumption used in preparation of the valuation as at 31 December 2008 was the PA 92 series base tables (as published by the Institute and Faculty of Actuaries) with allowance for future improvements in life expectancy in line with the medium cohort projections, subject to minimum rates of improvement of 1.0% per annum for males and 0.5% per annum for females.
          The Group determined its expense measurements above based upon long-term assumptions taking into account target asset allocations of assets set at the beginning of the year, offset by actual returns during the year. Year-end obligation measurements are determined by reference to market conditions at the balance sheet date. Assumptions are set in consultation with third party advisors and in-house expertise.
          The trustees of the schemes are required under the Pensions Act 2004 to prepare a statement of investment principles. The principal duty of the trustees is to act in the best interests of the members of the schemes and they have developed the following investment objectives for their defined benefit sections:
•	To maintain a portfolio of suitable assets of appropriate quality, suitability and liquidity which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the pension fund provides, as set out in the trust deed and rules;

•	To limit the risk of the assets failing to meet the liabilities, over the long-term and on a shorter-term basis as required by prevailing legislation;

Financial Statements
Notes to the Financial Statements continued
•	To minimise the long term costs of the pension fund by maximising the return on the assets while having regard to the objectives shown above.
The statement of investment principles has set the long-term target allocation of plan assets at 25% Equities, 25% alternative return-seeking assets (including Property), 25% Bonds and 25% Gilts. Approximately 20% of the Scheme’s liabilities have been hedged by interest rate swaps and other liability-matching assets.
          The expected rates of return by asset class used to calculate the expected return for 2008 are Equities 7.8% (2007: 7.75%, 2006: 7.50%), Bonds/Gilts 5.0% (2007: 4.95%, 2006: 4.50%) and Property 6.4% (2007: 6.2%, 2006: n/a). The overall long term rate of return on the assets employed has been determined after considering projected movements in asset indices.
          The categories of assets in the scheme as a percentage of total scheme assets for Group are as follows:

	2008	2007
	%	%

UK equities	23	27
Overseas equities	18	20
Corporate bonds	19	18
Government Fixed Interest	21	19
Government Index Linked	10	10
Property	6	3
Others	3	3

	100	100

The Group currently expects to contribute £17m to its defined benefit pension schemes in 2009. The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December:	£m

2009	42
2010	41
2011	46
2012	50
2013	54
Five years ended 2018	333

32. Contingent liabilities and commitments
The estimated maximum exposure in respect of contingent liabilities and commitments granted is:

		Group
	2008	2007
	£m	£m

Guarantees given to subsidiaries	—	—
Guarantees given to third parties	202	244
Formal standby facilities, credit lines and other commitments with original term to maturity of:
— 1 year or less	380	353
— More than 1 year	1,595	1,504

	2,177	2,101

Unauthorised overdraft fees
The Group, in line with other UK banks and building societies, levies charges on current account customers, for example when a customer goes overdrawn (if they did not have an arranged overdraft facility) when a customer exceeds their agreed overdraft limit, or when the bank refuses to pay an item if the customer does not have sufficient funds in their account. UK banks and building societies believe these fees customers pay are fair and clearly set out in account terms and conditions.
          In common with other banks in the United Kingdom, Alliance & Leicester plc has received claims and complaints from a large number of customers relating to the legal status and enforceability of current and historic contractual terms in personal current account agreements relating to unarranged overdraft and unpaid item charges (‘Relevant Charges’) and seeking repayment of Relevant Charges that had been applied to their accounts in the past. The claims and complaints are based primarily on the common law penalty doctrine and the Unfair Terms in Consumer Contract Regulations 1999 (the ‘Regulations’). Because of the High Court test case referred to below, most existing and new claims in the County Courts are currently stayed and there is also a UK Financial Services Authority (‘FSA’) waiver of the complaints handling process and a standstill of Financial Ombudsman Service decisions.
          On 27 July 2007, following discussions between the Office of Fair Trading (‘OFT’), the Financial Ombudsman Service, the FSA and major UK banks, the OFT issued proceedings in a test case against the banks which was intended to determine certain preliminary issues concerning the legal status and enforceability of contractual terms relating to Relevant Charges.

Financial Statements
Notes to the Financial Statements continued
The preliminary trial concluded on 8 February 2008 and the judgement was handed down on 24 April 2008. The High Court held that the contractual terms relating to unarranged overdraft charges currently used by the Group (i) are not unenforceable as penalties, but (ii) are not exempt from assessment for fairness under the Regulations. At a subsequent court hearing on 22 and 23 May 2008, the judge granted test case banks permission to appeal his decision that unarranged overdraft charges are assessable for fairness under the Regulations. Alliance & Leicester plc is not a test case bank but will abide by the outcome of the appeal. The appeal hearing concluded in November 2008 and on 26 February 2009 the Court of Appeal upheld the judge’s decision and rejected the appeal. The test case banks are now likely to take the appeal to the House of Lords. In October 2008 the High Court also delivered its judgement to the effect that terms and conditions previously used by the test case banks are not capable of being penalties but are assessable for fairness under the Regulations. Depending on the outcome of an appeal to the House of Lords, further hearings may be required in order for the Court to determine the fairness of the charges.
          The issues relating to the legal status and enforceability of the Relevant Charges are complex. The Company maintains that its Relevant Charges are fair and enforceable and believes that it has a number of substantive and credible defences. The Group cannot, however, at this stage predict with any certainty if, or for how long, the stays, waiver and standstill referred to above will remain in place. Nor can it at this stage predict with any certainty the timing or substance of the final outcome of the customer claims and complaints, any appeals and any further stages of the test case. It is unable reliably to estimate the liability, if any, which may arise as a result of or in connection with these matters or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.
Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS), the UK’s statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations as they fall due. As a result of the failure of a number of deposit-taking institutions during the second half of 2008, the FSCS now stands as a creditor of Bradford & Bingley plc and the administrations of Heritable Bank, Kaupthing Singer & Friedlander and Landsbanki “Icesave”. The FSCS has borrowed from HM Treasury to fund the compensation costs associated with those failures. These borrowings are currently on an interest-only basis until September 2011.
          The FSCS fulfils its obligations by raising management expenses levies and compensation levies on the industry. In relation to compensation relating to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits, subject to a threshold set by the Financial Services Authority establishing the maximum that the FSCS can levy for compensation in any one year. The limit on the FSCS management expenses for the three years from September 2008 in relation to the above-mentioned failures has been capped at £1bn per annum. The FSCS has the power to raise levies on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised (so called ‘exit levies’) for the amount that the firm would otherwise have been asked to pay during the relevant levy year. The Group has accrued for its share of management expenses levies for the 2008/9 and 2009/10 levy years in the amount of £21m.
          The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries from each of the above-named banks. These recoveries will be used to reduce the principal amount outstanding on the FSCS’s borrowings. Only after the interest-only period which is expected to end in September 2011 will a schedule for repayment of any remaining principal outstanding (after recoveries) on the borrowings be agreed between the FSCS and HM Treasury. It is expected that, from that point, the FSCS will begin to raise compensation levies (principal repayments) relating to the above-named banks. As a consequence, the amount of the principal which the FSCS will levy to deposit-taking institutions is not yet known and is unlikely to be determined until 2011. No provision for compensation levies, which could be significant, has been made in these Consolidated Financial Statements.
Regulatory
The Group engages in discussion, and fully co-operates with the UK Financial Services Authority in their enquiries, including those exercised under statutory powers, regarding its interaction with past and present customers and policyholders both as part of the UK Financial Services Authority’s general thematic work and in relation to specific products and services.
Obligations under stock borrowing and lending agreements
Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £2,795m at 31 December 2008 (2007: £2,049m) are offset by a contractual right to receive stock under other contractual agreements.
Other off-balance sheet commitments
The Group has commitments to lend at fixed interest rates which expose it to interest rate risk.
Operating lease commitments

		Group
	2008	2007
	£m	£m

Rental commitments under operating leases expiring:
— No later than 1 year	1	1
— Later than 1 year but no later than 5 years	7	10
— Later than 5 years	64	69

	72	80

Financial Statements
Notes to the Financial Statements continued
At 31 December 2008, the Group held various leases on land and buildings, many for extended periods, and other leases for equipment, which require the following aggregate minimum lease payments:

Group
Leases expiring year ended 31 December:	£m

2009	1
2010	1
2011	1
2012	3
2013	2
Total thereafter	64

Group rental expense comprises:

			Group
	2008	2007	2006
	£m	£m	£m

In respect of minimum rentals	12	12	12
Less: sub-lease rentals	(1)	(1)	(1)

	11	11	11

33. Innovative tier 1
On 22 March 2004, the Company issued £300m of innovative tier 1 capital securities. At the end of 2008, the balance sheet value of £311m included the accrued coupon. The tier 1 securities are perpetual securities and pay a coupon on 22 March each year, with the first coupon paid on 22 March 2005. At each payment date, the Company can decide whether to declare or defer the coupon indefinitely. If a coupon is deferred then the Company may not pay a dividend on any share until it next makes a coupon payment. The Company can be obliged to make payment in the event of winding up.
          The coupon is 5.827% per annum until 22 March 2016. Thereafter the coupon steps up to a rate, reset every five years, of 2.13% per annum above the gross redemption yield on a UK Government Treasury Security. The tier 1 securities are redeemable at the option of the Company on 22 March 2016 or on each payment date thereafter. No such redemption may be made without the consent of the Financial Services Authority. In 2008, 2007 and 2006 the coupon of £17.5m was paid.
34. Share capital and preference shares

Ordinary
shares of
50 pence
each
£m

Share capital
Authorised share capital
At 1 January 2008	388
Increase	—

At 31 December 2008	388

At 1 January and 31 December 2007	388

Issued and fully paid share capital
At 1 January 2008	210
Shares issued	118

At 31 December 2008	328

At 1 January 2007	219

At 31 December 2007	210

The Company has one class of ordinary shares which carry no right to fixed income. The ordinary shares in issue at 31 December 2008 reflect the investment made by Abbey National plc on 17 December 2008 and subscription for 234,113,712 shares.

Ordinary
shares of
50 pence
each
£m

Share premium account
At 1 January 2008	125
Shares issued	599

At 31 December 2008	724

At 1 January 2007	106

At 31 December 2007	125

Financial Statements
Notes to the Financial Statements continued
Preference shares
On 24 May 2006, the Company issued £300m fixed/floating rate non-cumulative callable preference shares, resulting in net proceeds of £294m. The preference shares entitle the holders to a fixed non-cumulative dividend, at the discretion of the Board, of 6.22% per annum payable annually from 24 May 2007 until 24 May 2019 and quarterly thereafter at a rate of 1.13% per annum above three month sterling LIBOR. The preference shares are redeemable only at the option of the Company on 24 May 2019 or on each quarterly dividend payment date thereafter. No such redemption may be made without the consent of the Financial Services Authority.
35. Retained earnings and other reserves
Movements in retained earnings were as follows:

		Group
	2008	2007
	£m	£m

At 1 January	1,421	1,558
(Loss)/profit for the year	(954)	256
Post-tax actuarial movement on retirement benefit obligations	(45)	42
Transfer from share based payment reserve	17	—
Repurchase of share capital	—	(194)
Equity dividends paid	(229)	(241)

At 31 December	210	1,421

Movements in minority interest were as follows:

		Group
	2008	2007
	£m	£m

At 1 January	4	—
Share of profit	—	4
Disposal	(4)	—

At 31 December	—	4

Analysis of dividends paid is as follows:

Group
Pence per
Share

Ordinary shares (equity):
2006 interim	17.6
2006 final	36.5
2007 interim	18.8
2007 final	36.5
2008 interim	18.0

     Movements in capital redemption reserve were as follows:

		Group
	2008	2007
	£m	£m

At 1 January	90	80
Repurchase of share capital	—	10

At 31 December	90	90

Movements in share based payment reserve were as follows:

		Group
	2008	2007
	£m	£m

At 1 January	26	21
Share option costs charged to profit	8	8
Equity and reserves transfer	(32)	(3)
Deferred tax	(2)	(5)
Current tax	—	5

At 31 December	—	26

Financial Statements
Notes to the Financial Statements continued
Movements in available-for-sale reserve were as follows:

		Group
	2008	2007
	£m	£m

At 1 January	(143)	4
Net losses from changes in fair value	(241)	(220)
Net losses/(gains) transferred to profit on disposal	14	(1)
Impairment loss transferred to Income Statement	18	11
Deferred tax	59	63

At 31 December	(293)	(143)

The available-for-sale reserve is being amortised on a straight-line basis over the period to maturity, which is considered to be immaterially different to using an Effective Interest Rate basis. The estimated cash flows on the assets are the carrying value plus the available-for-sale reserve. These assets are not impaired as at 31 December 2008.
Movements in cash flow hedging reserve were as follows:

		Group
	2008	2007
	£m	£m

At 1 January	(14)	(20)
Gains from changes in fair value	259	15
Transferred to net profit — hedge ineffectiveness	(11)	(7)
Deferred tax	(70)	(2)

At 31 December	164	(14)

The cash flow hedging reserve arises on cash flow hedges of interest rate risk on a portfolio of variable rate assets. The hedged interest rate cash flows on the underlying portfolio are expected to occur on a reducing basis over a period of approximately five years from the balance sheet date.
36. Cash flow statement
a) Reconciliation of (loss)/profit after tax to net cash inflow from operating activities:

			Group
	2008	2007	2006
	£m	£m	£m

(Loss)/profit for the year	(918)	296	450
Non-cash items included in net profit
Increase in prepayments and accrued income	(4)	(27)	(10)
Decrease in accruals and deferred income	(36)	(1)	(145)
Depreciation and amortisation	114	118	120
Provisions for liabilities and charges	15	(16)	(9)
Provision for impairment	1,033	253	105
Other non-cash items	(221)	103	86

	(17)	726	597
Changes in operating assets and liabilities

Net decrease/(increase) in trading assets	1,439	(286)	(846)
Net increase in derivative assets	(1,905)	(279)	(121)
Net decrease/(increase) in financial assets designated at fair value	828	482	(1,042)
Net decrease/(increase) in loans and advances to banks and customers	5,114	(6,845)	(6,901)
Net (increase)/decrease in other assets	(5,887)	(568)	73
Net increase in deposits by banks and deposits by customers	2,794	13,468	3,869
Net increase in derivative liabilities	990	123	205
Net (decrease)/increase in financial liabilities designated at fair value	(3,299)	(4,873)	506
Net increase/(decrease) in debt issued	3,603	580	(741)
Net (decrease)/increase in other liabilities	(29)	(179)	274

Net cash flow from operating activities before tax	3,631	2,349	(4,127)
Income tax received/(paid)	21	(54)	(81)

Net cash flow from operating activities	3,652	2,295	(4,208)

Financial Statements
Notes to the Financial Statements continued
b) Analysis of the balances of cash and cash equivalents in the balance sheet:

	Group
	2008	2007
	£m	£m

Cash and balances with central banks	1,553	3,471
Loans and advances to banks	816	385

Cash and cash equivalents	2,369	3,856

37. Collateral pledged and received
The Company pledges assets as collateral in the following areas of the business.
          The Company enters into securitisation transactions whereby portfolios of residential mortgage loans are purchased by or assigned to special purpose securitisation companies, and have been funded through the issue of mortgage-backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 31 December 2008, £22,582m (2007: £18,464m) of residential mortgage loans were so assigned.
          In 2008, the Company also established a covered bond programme, whereby securities are secured by a pool of ring-fenced residential mortgages. At 31 December 2008, £3,222m of residential mortgage loans had been so secured.
          Collateral is also provided in the normal course of derivative business to counterparties. As at 31 December 2008 £196m (2007: £164m) of such collateral in the form of cash had been pledged.
          The Company enters into sale and repurchase agreements and similar transactions, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries pledge collateral equal to 100%-131% of the borrowed amount. The fair value of assets that were so pledged at 31 December 2008 was £21,133m (2007: £17,683m).
          The Company also enters into purchase and resale agreements and similar transactions whereby the Company receives collateral. The Company is permitted to sell or re-pledge the collateral held. At 31 December 2008, the fair value of such collateral was £2,795m (2007: £2,049m) of which £2,763m (2007: £1,936m) was sold or re-pledged.
38. Share-based compensation
During the year ended 31 December 2008, the Group had seven share-based payment arrangements, including Share Incentive Plan (SIP) partnership shares. Following acquisition by Banco Santander, S.A., the Executive Directors of the Company participate in schemes as disclosed in the Annual Report & Accounts of Abbey National plc.
          On the acquisition of the Company by Banco Santander, S.A., Alliance & Leicester shares held in the SIP were converted to Banco Santander shares on the same three for one basis, as all other shareholdings, and will remain in the SIP Trust under the terms of the SIP rules. Options held under the ShareSave Plan, share option plan and senior manager deferred bonus scheme became exercisable on 7 October 2008 and will lapse, if unexercised, on 7 April 2009. Executive deferred bonus scheme and Long-Term Incentive Plan (LTIP) shares all lapsed on 7 October 2008. Restricted share plan shares vested and were converted to Banco Santander, S.A. shares on acquisition in accordance with the scheme rules. Under the senior manager deferred bonus scheme, new Alliance & Leicester shares will be issued to satisfy deferred bonus scheme options that remain unexercised prior to 7 April 2009, after which all options will lapse.
          The following table summarises the movement in the number of options over Alliance & Leicester shares between those outstanding at the beginning and end of the year, together with the changes in weighted average exercise price over the same period:

			Executive	Restricted	Long term	Senior
			deferred	share	incentive	manager
		Share	bonus	plan	plan (LTIP)	deferred
	ShareSave	option plan	No. of	No. of	No. of	bonus(1)
	No. of shares	No. of shares	shares	shares	shares	No. of shares

2008
Outstanding at 1 January	3,388,840	3,830,524	58,721	306,932	1,083,669	243,597
Granted	—	376,255	—	627,598	676,876	291,901
Lapsed	(2,768,842)	(1,974,353)	(32,514)	(627,361)	(1,736,241)	(137,725)
Exercised	(55,323)	—	(26,207)	(307,169)	(24,304)	(333,047)

Outstanding at 31 December 2008	564,675	2,232,426	—	—	—	64,726
Exercisable at 31 December 2008	564,675	2,232,426	—	—	—	64,726
Weighted average exercise price in 2008	630.2p	n/a	525.5p	274.2p	525.5p	285.5p
Range of exercise prices for options	632p — 815p	544p — 1,093p	n/a	n/a	n/a	n/a
Weighted average remaining contractual	n/a	n/a	n/a	n/a	n/a	n/a
Weighted average fair value options	n/a	84p	n/a	390p	428p	1,553p (2)

Financial Statements
Notes to the Financial Statements continued

			Executive	Restricted	Long term	Senior
			deferred	share	incentive	manager
		Share	bonus	plan	plan (LTIP)	deferred
	ShareSave	option plan	No. of	No. of	No. of	bonus
	No. of shares	No. of shares	shares	shares	shares	No. of shares

2007
Outstanding at 1 January	3,513,908	5,172,169	93,372	126,942	649,945	233,181
Granted	1,080,293	484,051	—	206,481	477,000	96,516
Lapsed	(469,530)	(326,697)	—	(25,542)	(39,175)	(28,862)
Exercised	(735,831)	(1,498,999)	(34,651)	(949)	(4,101)	(57,238)

Outstanding at 31 December 2007	3,388,840	3,830,524	58,721	306,932	1,083,669	243,597
Exercisable at 31 December 2007	407,188	1,113,918	16,423	—	—	10,017
Weighted average exercise price in 2007	805.9p	1,118.8p	1,093.0p	1,100.0p	1,137.0p	1,128.9p
Range of exercise prices for options	364p — 815p	510p — 1,093p	n/a	n/a	n/a	n/a
Weighted average remaining contractual	2.2 years	0.7 years	0.2 years	2.0 years	1.4 years	1.4 years
Weighted average fair value options	195p	181p	n/a	917p	879p	2,593p (2)

			Executive	Restricted	Long term	Senior
			deferred	share	incentive	manager
		Share	bonus	plan	plan (LTIP)	deferred
	ShareSave	option plan	No. of	No. of	No. of	bonus
	No. of shares	No. of shares	shares	shares	shares	No. of shares

2006
Outstanding at 1 January	3,761,897	6,260,765	182,622	—	234,817	212,657
Granted	843,008	556,350	—	129,008	415,128	113,340
Lapsed	(333,803)	(196,547)	—	(2,037)	—	(15,288)
Exercised	(757,194)	(1,448,399)	(89,250)	(29)	—	(77,528)

Outstanding at 31 December 2006	3,513,908	5,172,169	93,372	126,942	649,945	233,181
Exercisable at 31 December 2006	112,304	929,732	—	—	—	5,984
Weighted average exercise price in 2006	1119.3p	1109.4p	1125.5p	1062.0p	n/a	1119.7p
Range of exercise prices for options	364.4p — 813p	510p — 900.5p	n/a	n/a	n/a	n/a
Weighted average remaining contractual	2.2years	0.9years	0.7years	2.6years	1.8years	0.4years
Weighted average fair value options	215p	140p	n/a	846p	742p	2468p

1.	The figures in the table relate to the level of bonus deferred, i.e. excluding the matching element.

2.	The option value includes the deferred share and the fair value of the matched element less the cash bonus foregone.
195,454 SIP partnership shares (2007: 126,924, 2006: 152,654) were issued during the year, at the prevailing market rate, at a weighted average price of 428p (2007: 977p) per share. All were converted to Banco Santander, S.A. shares on acquisition.
The estimated fair values are calculated by applying the following models:
•	The value of the share price option plus the present value of any deferred dividends. The assumptions used in the model are as follows:

•

Input	Assumption

Share price	Price at date of grant
Exercise price	Per scheme rules
Expected volatility	Estimated by calculating the annualised, exponential weighted monthly volatility of Alliance & Leicester share price over preceding two years
Option life	Per scheme rules
Risk free rate	Generated from LIBOR swap curve
39. Directors’ emoluments and interests
There were no loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were Directors, Other Key Management Personnel and each of their connected persons during the year except as described below:

		Aggregate amount
	Number of	outstanding
Other Key Management Personnel Loans*	persons	£000

2008	2	217

2007	2	207

*	Other Key Management Personnel are defined as the Executive Committee of Alliance & Leicester and the Board and Executive Committee of Alliance & Leicester’s parent company, Abbey National plc who served during the year.
Secured and unsecured loans are made to Directors, Other Key Management Personnel and their connected persons, in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees or customers within the Group. Such loans do not involve more than the normal risk of collectability or present any unfavourable features.

Financial Statements
Notes to the Financial Statements continued
40. Related party disclosures
Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other Key Management Personnel and their connected persons have undertaken the following transactions with the Group in the course of normal banking.

		Amounts in respect of Directors, Other
	Number of Directors and	Key Management Personnel(1) and their
	Other Key Management	connected persons
2008	Personnel(1)	£000

Secured loans, unsecured loans and overdrafts
Loans outstanding at 1 January	4	541
Net movements in the year	2	(324)

Loans outstanding at 31 December	2	217

Deposit, bank and instant access accounts and investments
Deposits, bank instant access accounts and investments at 1 January(2)	10	850
Net movements in the year	(6)	(580)

Deposit, bank and instant access accounts and investments at 31 December	4	270

Life assurance policies
Life assurance policies at 1 January and 31 December	—	—

		Amounts in respect of Directors, Other
	Number of Directors and	Key Management Personnel(1) and their
	Other Key Management	connected persons
2007	Personnel(2)	£000

Secured loans, unsecured loans and overdrafts
Loans outstanding at 1 January	2	754
Net movements in the year	—	(420)

Loans outstanding at 31 December	2	334

Deposit, bank and instant access accounts and investments
Deposits, bank instant access accounts and investments at 1 January	11	2,206
Net movements in the year	(1)	(1,356)

Deposit, bank and instant access accounts and investments at 31 December	10	850

Life assurance policies
Life assurance policies at 1 January and 31 December	—	—

(1)	In 2008, other Key Management Personnel are defined as the Executive Committee of the Company and the Board and Executive Committee of Alliance & Leicester’s parent company, Abbey National plc who served during the year.

(2)	In 2007, only the Board of Directors of the Company were Key Management Personnel.
Secured and unsecured loans are made to Directors, Other Key Management Personnel and their connected persons, in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees and customers within the Group. Such loans do not involve more than the normal risk of collectability or present any unfavourable features. Amounts deposited by Directors, Other Key Management Personnel and their connected persons earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees within the Group.
          No life assurance policies and investments were entered into by Directors, Other Key Management Personnel and their connected persons with the Company or its subsidiaries during the year.
Directors’ Remuneration
The aggregate remuneration received by the Directors of the Company in 2008 was:

£

Salaries and fees	1,929,979
Performance-related payments	50,500
Other taxable benefits	38,674

Total remuneration excluding pension contributions	2,019,153
Pension contributions	186,170
Compensation for loss of office	931,037

These totals exclude emoluments received by Directors in respect of their primary duties as Directors or Officers of Abbey National plc or Banco Santander, S.A., in respect of which no apportionment has been made.

Financial Statements
Notes to the Financial Statements continued
Long Term Incentive Plans
During 2008, prior to the acquisition of the Company by Banco Santander, S.A., three Directors and six other Key Management Personnel received conditional awards of shares and options under the Alliance & Leicester Long Term Incentive Plan and the Company Share Option Plan respectively for a total fair value of £678,257. These awards and options were in respect of the Company’s ordinary shares. All Long Term Incentive Plan awards lapsed on 7 October 2008; all Company Share Option Plan options granted in 2008 remain unexercised as at 31 December 2008 and will lapse on 7 April 2009. On 7 October 2008, three Directors and four other Key Management Personnel exercised options under the Alliance & Leicester Deferred Bonus Plan. Alliance & Leicester Deferred Bonus Plan options outstanding as at 31 December 2008 will lapse on 7 April 2009. No further options were granted over the Company’s ordinary shares.
Remuneration of Highest Paid Director
In 2008, the remuneration, excluding pension contributions, of the highest paid Director was £663,936 (2007: £860,000) of which £25,000 (2007: £249,000) was performance related. The accrued pension benefit for the highest paid Director as at 31 December 2008 was £109,647 (2007: £108,155). A conditional award of shares was made to the highest paid Director under the Long-Term Incentive Plan during the year.
Retirement Benefits
Defined benefit pension plans are provided to certain of Alliance & Leicester’s employees. See Note 33 for a description of the plans and related costs and obligations. Retirement benefits are accruing for one Director under the Alliance & Leicester Defined Benefit Scheme (2007: three) in respect of his qualifying service to Alliance & Leicester.
Non-Executive Directors
Fees were paid to Non-Executive Directors in 2008 totalling £748,784 (2007: £906,000); this amount is included above in the table of Directors’ remuneration and excludes emoluments received by Terence Burns, Juan Rodriguez Inciarte, José Maria Carballo, José Maria Fuster, Rosemary Thorne and Keith Woodley, which are shown aggregated in the Report and Accounts of Abbey National plc.
Directors’ Interests and Related Party Transactions
In 2008, loans were made to four members of Alliance & Leicester’s Key Management Personnel, with the principal amount of £217,000 outstanding at 31 December 2008. No Directors had loans outstanding at 31 December 2008. See Note 39 for disclosures of deposits and investments made and insurance policies entered into by the Directors, Key Management Personnel and their connected persons with Alliance & Leicester at 31 December 2008.
          In 2008 there were no other transactions, arrangements or agreements with the Group in which Directors or Key Management Personnel or persons connected with them had a material interest, other than options to subscribe for ordinary shares under the Alliance & Leicester Share Option Plans. No Director had a material interest in any contract of significance other than a service contract with the Company or any of its subsidiaries, at any time during the year. During 2008, no Directors exercised share options over shares in Banco Santander, S.A., the ultimate parent company of the Company (2007: none).
Remuneration of Key Management Personnel

	2008	2007	2006
	£m	£m	£m

Short-term employee benefits	3.7	3.6	4.6
Post-employment benefits	0.4	0.9	0.8
Other long-term benefits	—	—	—
Termination benefits	2.2	—	—
Share-based payments	2.3	1.1	0.9

	8.6	5.6	6.3

Company Share Option Plan
In 2008, Executive Directors and Other Key Management Personnel were granted options over shares in the Company under the Alliance & Leicester Company Share Option Plan. These options will lapse on 7 April 2009.
          In 2005, three Executive Directors and five Other Key Management Personnel were granted options over shares in the Company. The amount of shares participants would receive at the end of the three-year period depended on the Earnings per Share performance of the Company in this period. The performance condition was not met and the options lapsed on 7 April 2008.
Deferred Bonus Scheme
In 2005 and 2004, three Executive Directors and five Other Key Management Personnel were granted deferred and matching options over shares in the Company under the Alliance & Leicester Deferred Bonus Scheme. The amount of matching shares Executive Directors would receive at the end of the three-year period depended on the Company’s Total Shareholder Return against a competitor benchmark group. The conditions attached to the matching shares were not met at the end of the three-year period and the matching options awarded to Executive Directors lapsed. During 2008, three Executive Directors exercised deferred options and four Key Management Personnel exercised deferred and matching options on 7 October 2008.

Financial Statements
Notes to the Financial Statements continued
Parent undertaking and controlling party
At 31 December 2008, the Company’s ultimate parent undertaking and controlling party was Banco Santander, S.A., a company incorporated in Spain. Banco Santander, S.A. is the parent undertaking of the largest Group of undertakings for which Group accounts are drawn up and of which the Company is a member. See Note 41 below for changes in Company ownership since 31 December 2008.
          Copies of all sets of Group accounts, which include the results of the Company, are available from Abbey Secretariat, Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN.
Transactions with related parties
During the year, the Group entered into the following transactions with related parties:

	Interest, fees and			Interest, fees and			Amounts owed by		Amounts owed
	other income received			other expenses paid			related parties		to related parties
	2008	2007	2006	2008	2007	2006	2008	2007	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Parent company	—	—	—	—	—	—	—	—	—	—
Fellow subsidiaries	3	—	—	38	—	—	149	—	9,465	—

	3	—	—	38	—	—	149	—	9,465	—

In addition, transactions with pension schemes operated by the Group are described in Note 31. Transactions with fellow subsidiaries mainly relates to funding received from Abbey National plc following the acquisition by Banco Santander, S.A. in 2008.
41. Events after the reporting date
On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to Abbey National plc in exchange for Abbey National plc ordinary shares. The result of this was to increase Abbey National plc’s holding of 35.6% of the Company’s equity voting interests to 100%. Accordingly, Abbey National plc is now the immediate parent company of Alliance & Leicester plc.
          The Company has given a full and unconditional guarantee in respect of the unsubordinated liabilities of Abbey National plc incurred prior to 31 July 2012 under a deed poll guarantee entered into by the Company on 19 March 2009. Abbey National plc has given a reciprocal guarantee in respect of the unsubordinated liabilities of the Company incurred prior to 31 July 2012 on the same day. It has not yet been practicable to estimate the financial effect of the deed poll guarantee given by the Group due to its recent completion.
42. Financial instruments
Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The Accounting Policies Note describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. Each class of financial asset and liability on the balance sheet has a single measurement basis, which is described in the Accounting Policies Note.
          The following tables analyse the fair value of financial instruments not measured at fair value in the balance sheet:

	Group
	Carrying		Surplus/
	value	Fair value	(deficit)
2008	£m	£m	£m

Assets
Cash and balances at central banks	1,553	1,553	—
Loans and advances to banks	1,239	1,240	1
Loans and advances to customers	51,402	52,377	975
Held to maturity	—	—	—
Loans & receivables	14,250	13,153	(1,097)
Liabilities
Deposits by banks	11,516	11,501	15
Deposits by customers	39,765	39,826	(61)
Debt securities in issue	17,477	16,605	872
Subordinated liabilities	1,436	1,411	25

Financial Statements
Notes to the Financial Statements continued

	Group
	Carrying		Surplus/
	value	Fair value	(deficit)
2007	£m	£m	£m

Assets
Cash and balances at central banks	3,471	3,471	—
Loans and advances to banks	2,885	2,882	(3)
Loans and advances to customers	55,056	55,121	65
Held to maturity	213	181	(32)
Loans & receivables	210	210	—
Liabilities
Deposits by banks	18,512	18,426	86
Deposits by customers	29,976	29,979	(3)
Debt securities in issue	21,879	21,507	372
Subordinated liabilities	711	680	31

The surplus/(deficit) in the table above represents the surplus/(deficit) of fair value compared to the carrying amount of those financial instruments for which fair values have been estimated.
Fair value measurement
The fair value of financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for an instrument, the fair value is calculated based on the market price. Where quoted market prices are not available, fair value is determined using pricing models which use a mathematical methodology based on accepted financial theories, depending on the product type and its components. Pricing models take into account the contract terms of the securities as well as market-based valuation parameters, such as interest rates, volatility, exchange rates and the credit rating of the counterparty. Valuation adjustments are an integral component of the fair value estimation process and are taken on individual positions where either the absolute size of the trade or other specific features of the trade or the particular market (such as counterparty credit risk, concentration or market liquidity) require more than the simple application of pricing models. Further information on fair value measurement can be found in ‘Critical Accounting Policies’ within the Accounting Policies section.
Fair value management
The fair value exposures, as tabled above, are managed by using a combination of hedging derivatives and offsetting on balance sheet positions. The approach to specific categories of financial instruments is described below.
Assets:
Cash and balances at central banks/Loans and advances to banks
The carrying amount is deemed a reasonable approximation of the fair value, because they are short term in nature.
Loans and advances to customers
Loans and advances to personal customers are made both at variable and at fixed rates. As there is no active secondary market in the UK for such loans and advances, there is no reliable market value available for such a significant portfolio.
a) Variable rate
The Directors believe that the carrying value of the variable rate loans may be assumed to be their fair value.
b) Fixed rate
Certain of the loans secured on residential properties are at a fixed rate for a limited period, typically two to five years from their commencement. At the end of this period these loans revert to the relevant variable rate. The excess of fair value over carrying value of each of these loans has been estimated by reference to the market rates available at the balance sheet date for similar loans of maturity equal to the remaining fixed period.
Loan and receivable securities
Where reliable prices are available, the fair value of investment securities has been calculated using indicative market prices. Other market values have been determined using in-house pricing models.
Liabilities:
Deposits by banks
The carrying amount is deemed a reasonable approximation of the fair value, because it is short-term in nature.
Deposits by customers
The majority of deposit liabilities are payable on demand and therefore can be deemed short-term in nature with the fair value equal to the carrying value. However, given the long-term and continuing nature of the relationships with the Group’s customers, the Directors believe there is significant value to the Group in this source of funds. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit of fair value over carrying value of these liabilities has been estimated by reference to the market rates available at the balance sheet date for similar deposit liabilities of similar maturities.

Financial Statements
Notes to the Financial Statements continued
Debt securities in issue and subordinated liabilities
Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Other market values have been determined using in-house pricing models.
Net gains and losses on financial instruments

	Group
	2008	2007	2006
	£m	£m	£m

Financial assets and liabilities at fair value through profit or loss on initial recognition	—	—	—
Financial assets and liabilities held for trading	(7)	(19)	(1)
Loans and receivables	3,274	3,262	2,706
Available-for-sale	(14)	1	1
Financial liabilities held at amortised cost	(3,532)	(3,190)	(2,282)

	(279)	54	424

43. Capital Management and Resources
Capital management and capital allocation
The Board is responsible for capital management strategy and policy and ensuring that capital resources are appropriately monitored and controlled within regulatory and internal limits. Authority for capital management flows to the Chief Executive and from him to specific individuals who are members of the Group’s Asset and Liability Management Committee (‘ALCO’).
          ALCO adopts a centralised capital management approach that is driven by the Group’s corporate purpose and strategy. This approach takes into account the regulatory and commercial environment in which the Group operates, the Group’s risk appetite, the management strategy for each of the Group’s material risks (including whether or not capital provides an appropriate risk mitigant) and the impact of appropriate adverse scenarios and stresses on the Group’s capital requirements. This approach is reviewed annually as part of the Group’s Internal Capital Adequacy Assessment Process (‘ICAAP’).
          The Group manages its capital requirements, debt funding and liquidity on the basis of policies and plans reviewed regularly at ALCO and as part of the ICAAP process.
          On an ongoing basis, and in accordance with the latest ICAAP review, the Group forecasts its regulatory and internal capital requirements based on the approved capital volumes allocated to business units as part of the corporate planning process and the need to have access to a capital buffer. Capital allocation decisions are made as part of planning based on the relative returns on capital using both economic and regulatory capital measures. Capital allocations are reviewed in response to changes in risk appetite and risk management strategy, changes to the commercial environment, changes in key economic indicators or when additional capital requests are received.
          This combination of regulatory and economic capital ratios and limits, internal buffers and restrictions, together with the relevant costs of differing capital instruments and a consideration of the various other capital management techniques are used to shape the most cost-effective structure to fulfil the Group’s capital needs.
Capital adequacy
From 1 January 2007, the Group has managed its capital on a Basel II basis. Throughout 2008, the Group held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.
Group Capital

	31 December	31 December
	2008	2007
	£m	£m

Core tier 1 capital	1,352	1,846
Deductions from Core Tier 1 capital	(78)	(180)

Total Core Tier 1 capital after deductions	1,274	1,666
Other Tier 1 capital	605	605

Total Tier 1 capital after deductions	1,879	2,271

Tier 2 capital	1,306	655
Deductions from Tier 2 capital	(61)	(64)

Total Tier 2 capital after deductions	1,245	591

Deductions from total tier 1 and tier 2 capital	—	(5)

Tier 3 capital	147	—

Total capital resources	3,271	2,857

Core Tier 1 capital includes £700m from ordinary shares issued to Abbey National plc in December 2008.

Financial Statements
Notes to the Financial Statements continued
44. Risk Management
This Risk Management report describes the Risk Governance Framework of Alliance and Leicester plc and includes more detail on the Company’s key risks, on a segmental basis or aggregated where relevant. It is divided into the following sections:
Introduction — A description of the Group’s Risk Governance Framework, including the three tiers of the Risk Governance structure.
Financial Risks and Risk Management — Group-wide disclosures about specific risks which do not originate in any single operating segment, such as operational risk and pension obligation risk, as well as Group-wide disclosures about market risk and concentrations of credit risk.
Discussion of Key Risks by Operating Segment — Detailed discussions about risk exposures, measurement information and management policies presented by operating segment:
•	Risks in Retail Banking — The risks in these segments include:
•	Credit risk, including its management, an analysis of types and credit quality of retail lending, and disclosures relating to provisioning, arrears and recoveries.

•	Market risk, including its management.
•	Risks in Corporate Banking — The risk in this segment consists of:
•	Credit risk, including its management and mitigation.

•	Market risk, including its management.
•	Risks in Treasury — The risks in this segment include:
•	Credit risk, including its management, mitigation, and the disclosure of exposure by rating and geography.

•	Market risk, including its management and disclosures on short-term market risk and structural market risk.
The Impact of the Current Credit Environment — Detailed disclosures include a description of the Group’s exposures to certain classes of financial assets and off-balance sheet entities.
Liquidity risk — A description of the liquidity risks the Group faces.
Introduction
The Group accepts that risk arises from its full range of activities, and actively manages and controls it. The management of risk is an integral part of the Group’s activities. Risk is defined as the uncertainty around the Group’s ability to achieve its business objectives and execute its strategy effectively. Risk constitutes the Group’s exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse impacts on profitability arising from different sources of uncertainty including Credit Risk (Retail), Credit Risk (Corporate), Credit Risk (Treasury), Market Risk, Operational Risk, Securitisation Risk, Concentration Risk, Liquidity Risk, Reputational Risk, Strategic Risk, Pension Obligation Risk, Group Risk and Regulatory Risk. Risk measurement is used to capture the source of the uncertainty and the magnitude of its potential effect on the profitability and solvency of the Group. Effective risk management and control is therefore of fundamental importance to the Group’s long-term success.
          Understanding and controlling risk is a business imperative. The Company’s Risk Framework ensures that risk is managed and controlled on behalf of shareholders, customers, depositors, employees and the firm’s regulators. Effective and efficient risk governance and oversight provide management with assurance that the Group’s business activities will not be adversely impacted by risks that could have been reasonably foreseen. This in turn reduces the uncertainty of achieving the Group’s strategic objectives.
          Authority for Risk Management flows from the Alliance & Leicester plc Board of Directors to the Chief Executive and from him to specific individuals. Formal standing committees are maintained for effective management or oversight. Their authority is derived from the person they are intended to assist.

Financial Statements
Notes to the Financial Statements continued
Risk Governance Framework
The diagram below shows the Risk Governance Framework in operation in respect of risk management and oversight.
The Risk Division at Banco Santander, S.A. reports to the President of the Comisión Delegada de Riesgos (Delegated Risk Committee or ‘CDR’).
          The main elements of risk governance within the Group are as follows:
First tier of risk governance
Risk management is provided by the Board. It approves the Group’s risk appetite in consultation with Banco Santander, S.A. as appropriate, approves the strategy for managing risk and is responsible for the Group’s system of internal control. The Board is supported by the Chief Executive and Executive Management, who have primary responsibility for understanding, identifying, and owning the risks generated by their lines of business and establishing a framework for managing those risks within the Board-approved risk appetite of the Group. In addition, understanding, identifying, and owning the risks generated by the Group’s operations are the responsibility of the Divisional Heads and central functions. These functions provide technical support and advice to assist in the management and control of risk. Within this tier, there is a process for transaction review and approval within certain thresholds, discharged by the Credit Approval Committee. Transactions reviewed which exceed the threshold limits set are subject to prior review by Banco Santander, S.A.’s Risk Division before final approval by the Credit Approval Committee.
Risk Committee
This is a management committee, established under the authority of and chaired by the Chief Executive. The Risk Committee reviews risk issues, gives advice and recommendations to the Chief Executive, the Executive Committee or other parties as appropriate as well as makes decisions on risk issues within its sphere of responsibility.
Second tier of risk governance
Risk control is provided by the Board independently supported by the Risk Division. The roles of the Chief Risk Officer and the Risk Division include development of risk measurement methodologies, risk approval, risk monitoring, risk reporting and escalation of risk issues in line with the relevant risk policy for all risks across all lines of Retail Banking, Corporate Banking and Treasury business.
          Dedicated Business Risk Oversight Fora (ROFs) advise and support the Chief Risk Officer in fulfilling his risk control responsibilities and help to ensure that risks are suitably understood, managed and controlled.
          The Risk Division provides independent challenge to all business areas in respect of risk management and compliance with policies and advises the business when they are approaching the limits of the Group’s risk appetite.
          The Board, as supported by the Risk Division, is responsible for ensuring compliance with Group policies and limits imposed by Banco Santander, S.A. including:
•	Group-wide risk policies;

•	Group-wide risk limits/parameters;

•	Approval processes relating to transactions that exceed local risk limits;

•	The systematic review of exposures to large clients, sectors, geographical areas and different risk types; and

•	Reporting to Banco Santander, S.A.

Financial Statements
Notes to the Financial Statements continued
Third tier of risk governance
Risk assurance provides independent objective assurance on the effectiveness of the management and control of risk across the Group. This is provided through the Non-Executive Directors, Internal Audit function and the Audit and Risk Committee.
Non-Executive Directors
The Non-Executive Directors are members of the Board who have a particular responsibility for constructively challenging and contributing to the development of strategy, scrutinising the performance of management in meeting agreed goals and objectives and monitoring reporting performance, and assuring themselves that the financial controls and systems of risk management are robust and defensible.
Internal Audit
The Internal Audit function supports the Audit and Risk Committee by providing independent and objective opinions on the effectiveness and integrity of the Group’s risk governance arrangements. It does this via a systematic programme of risk-based audits of the controls established and operated by the ‘first tier’ risk management functions and those exercised by the ‘second tier’ risk control functions.
          The audit opinions and underlying rationale of findings and recommendations form the basis upon which the Audit and Risk Committee can take reasonable (but not absolute) assurance that the risk governance arrangements are fit for purpose and working properly. The Audit and Risk Committee also receive reports from management, the risk control functions and the external auditors to help them to discharge their risk governance oversight responsibilities.
Audit and Risk Committee
The Audit and Risk Committee is made up of Non-Executive Directors, and is a committee of the Board. The Committee has responsibility for:
•	The oversight of the risk governance framework;

•	Review of the effectiveness of the Group’s internal and external audit process;

•	Review of control policies and procedures including regulatory compliance and financial reporting;

•	The identification, assessment and reporting of risks; and

•	The risk governance structure and associated compliance with risk control policies and procedures.
Financial Risks and Risk Management
The financial risks affecting the Group are discussed below. Risks are generally managed through tailored management policies within the business division or operating segment in which they are originated.
          Group-wide disclosures including about specific risks which do not originate in any single operating segment, are described separately at the beginning of this section, apart from liquidity risk which is discussed at the end of the section, following the detailed disclosures about the impact of the current credit environment.
          Following the Group-wide disclosures are detailed discussions about risk exposures, measurement information and management policies presented by operating segment, being Retail Banking, Corporate Banking and Treasury.
Financial Instruments
The Group uses financial instruments to manage the structural balance sheet exposures that arise from its banking activities, in accordance with Risk policies and the Asset and Liability Management Committee’s direction. The Group also trades in financial instruments where it takes positions in traded and over the counter instruments, including derivatives, to take advantage of short-term market movements in the equity and bond markets and in currency and interest rates.
Credit Risk — Group-wide
Significant concentrations of credit risk
During 2008, the Group’s exposures to credit risk derived from its three segments of Retail Banking, Corporate Banking, and Treasury. Within Retail Banking, the most significant exposures to credit risk derive from the residential mortgage portfolio and unsecured personal lending businesses. Within Corporate Banking, significant exposures also derive from the commercial loans portfolio. Within Treasury, significant exposures result from its asset portfolio.
          The residential mortgage portfolio comprises loans to private individuals secured against residential properties in the UK. This is a prime portfolio with total balance sheet exposure of £37.7bn at 31 December 2008. The Unsecured Personal Loan portfolio comprises unsecured loans to private individuals issued in the UK. Total exposure stood at £3.4bn at 31 December 2008. The commercial loans portfolio in Corporate Banking comprises loans to companies and associated derivatives. The total exposure to this portfolio was £10.4bn at 31 December 2008.
          Although Corporate Banking operations are based mainly in the UK, it has built up exposures to various entities around the world and is therefore exposed to concentrations of risk related to geographic area. A significant proportion of Corporate Banking exposures were to counterparties that reside in the EU. Treasury exposures result from its asset portfolio. At 31 December 2008 treasury investment securities stood at £14.3bn.

Financial Statements
Notes to the Financial Statements continued
Maximum exposure to credit risk
The following table presents the amount that best represents the Group’s estimated maximum exposure to credit risk at the reporting date without taking account of any collateral held or other credit enhancements:

	2008	2007
	£m	£m

Trading assets	—	1,439
Loans and advances to banks	1,239	2,885
Derivative financial instruments	2,876	970
Financial assets designated at fair value	63	891
Available-for-sale securities	1,658	12,773
Loan and receivable securities	14,250	210
Loans and advances to customers	51,402	55,056
Other	348	497

Third party exposures(1)	71,836	74,721

(1)	In addition the Group is exposed to credit risk in respect of guarantees granted, loan commitments and stock borrowing and lending agreements. The estimated maximum exposure to credit risk is described in Note 32.
In managing the gross exposures, the Group uses the policies and processes described in the credit risk sections below. Collateral is also held in the form of security over the mortgaged property and through market standard collateral agreements in its treasury business.
Market risk — Group-wide
Market risk is the potential for loss of income or decrease in the value of net assets caused by movements in the levels and prices of financial instruments including interest rate and foreign currency risks. The Group accepts that market risk arises from its full range of activities. The Group aims to actively manage and control market risk by limiting the adverse impact of market movements whilst seeking to enhance earnings within clearly defined parameters. The Market Risk Manual, which is reviewed and approved by the Head of Wholesale Risk on an annual basis, sets the framework under which market risks are managed and controlled. Business area policies, risk limits and mandates are established within the context of the Market Risk Manual. Executive Directors are responsible for ensuring that they have sufficient expertise to manage the risks originated and retained with their business divisions. The business areas are responsible for ensuring that they have sufficient expertise to manage the risks associated with their operations. The independent Risk function, under the direction of the Head of Wholesale Risk, aims to ensure that risk-taking and risk control occur within the framework prescribed by the Market Risk Manual. The Risk function also provides oversight of all risk-taking activities through a process of reviews. The Group aims to ensure that exposure to market risks is measured and reported on an accurate and timely basis to senior management. In addition to the regular reporting for the purposes of active risk management, the Board also receives reporting of all significant market risk exposures on a monthly basis where actual exposure levels are measured against limits. Senior management recognise that different risk measures are required to best reflect the risks faced in different types of business activities. In measuring exposure to market risk, the Group uses a range of complementary measures, covering both value and income as appropriate.
Pension obligation risk — Group-wide
The Group has statutory funding obligations as the sponsoring employer for a defined benefit staff pension scheme. The scheme is managed by independent trustees in accordance with legislation and trust deeds and rules, for the benefit of members. The Group accepts that it is exposed to pension obligation risk that could give rise to an unexpected increase in the Group’s obligations to fund the scheme, either because of a loss of net asset value or because of changes in legislation or regulatory action. The principal risks to the net asset value of the scheme are an increase in the value of the liabilities arising from adverse changes in the longevity, inflation, and scheme assets being adversely affected by market movements. Further information on pensions can be found in ‘Critical Accounting Policies’ within the Accounting Policies section and in Note 31.
Risk management
The Chief Financial Officer is responsible for managing the Group’s exposure to pension obligation risk, in conjunction with the trustees. Further details of the funding arrangements for the pension schemes can be found in Note 31.
Risk Management in Retail Banking
Credit risk in Retail Banking
Credit risk is the risk that counterparties will not meet their financial obligations, which may result in the Group losing the principal amount lent, the interest accrued and any unrealised gains (less any security held). Credit risk occurs mainly in the Group’s loan and investment assets (including residential mortgages and secured lending, personal and business banking), and in derivative contracts. The Group actively manages and controls credit risk.

Financial Statements
Notes to the Financial Statements continued
Residential mortgages and secured lending
The Group lends on many types of property but only after a credit risk assessment of the borrower, including affordability modelling, and an assessment of the property are undertaken. The systems used to manage and monitor the quality of the mortgage assets are reviewed in accordance with policy to ensure they perform as expected. Residential lending is subject to lending policy and lending authority levels, which are used to structure lending decisions to the same high standard across the retail network, a process further improved by mortgage credit scoring, underwriter accreditation and regular compliance reviews. Details concerning the prospective borrower and the mortgage are subject to a criteria-based decision-making process. Criteria for assessment include credit references, loan-to-value ratio, borrower status, affordability and the mortgage credit score.
          The majority of loans provided by the Group are secured on UK properties. All properties must be permanent in construction; mobile homes are not acceptable.
          Prior to granting any first mortgage loan on a property, the Group has the property valued by an approved and qualified surveyor, who may be a Group employee. The valuation is based on set Royal Institute of Chartered Surveyors and Group guidelines. Normally, in the case of additional lending, when the total loan remains below 90% loan-to-value, the original property value is subject to indexation and no further survey is carried out. If the loan exceeds 90% loan-to-value, a revaluation is carried out by a qualified surveyor. In low risk re-mortgage cases where a reputable automated valuation within high confidence limits is available this may substitute for a surveyor’s valuation.
          Progressively stricter lending criteria are applied to mortgages above a loan-to-value of 75%. Only 2% of new secured loan advances in 2008 were made with a loan-to-value of more than 90%. Loans with higher loan-to-value ratios carry a higher risk due to the increased likelihood that liquidation of the collateral will not yield sufficient funds to cover the loan advanced and costs of liquidation. These loans generally attract higher margins as a result.
Mortgage credit quality(1)

	2008	2007

Loan-to-value analysis:
New business
> 90%	2%	8%
75% - 90%	36%	36%
< 75%	62%	56%
Average (at inception)	63%	67%
Average loan-to-value of stock (indexed)	49%	46%
New business profile:
First-time buyers	17%	25%
Home movers	44%	45%
Remortgages	25%	24%
Further advances	14%	6%
Average earnings multiple	3.1	3.3

(1)	Excludes any fees added to the loan, and only includes the drawn loan amount, not drawdown limits. Includes prime mortgage lending and excludes buy to let.
The residential mortgage portfolio has started to show an increasing trend of payment arrears with the deterioration in economic conditions. Credit quality remains strong, with the average loan to value (‘LTV’) on new business completions gradually reducing through the year, with the 4th quarter at 56% (Q3 08: 61% Q4 07: 65%). The indexed stock LTV increased to 49% as a result of declining house prices, mitigated by the reduction in new business LTVs. Credit criteria have been progressively tightened in response to the changing market environment. As a result, the LTV profile of new lending has improved significantly.
•	Arrears more than 90 days past due have increased from 0.47% in December 2007 to 0.83% at the end of 2008. In the same period, industry arrears more than 90 days past due are forecast by the UK Council of Mortgage Lenders to have increased from 1.10% to 1.88%.

•	Completions in excess of 75% LTV have fallen from 44% in 2007 to 38% in 2008.
Mortgage arrears and repossessions
Collections & Recoveries Department is responsible for all debt management initiatives on the secured portfolio for Retail Banking. Debt management strategies, which include negotiating repayment arrangements and concessions and debt counselling, can start as early as the day after a repayment is past due and will continue until legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk, for example, loan-to-value, collections score and account characteristics.
          If the agreed repayment arrangement is not maintained, legal proceedings may be taken and may result in the property being taken into possession. The Group sells the repossessed property at market price and uses the sale proceeds, net of costs, to pay off the outstanding value of the mortgage. The stock of repossessed properties held by the Group varies according to the number of new possessions and the buoyancy of the housing market.
          The following tables set forth information on UK residential mortgage arrears, and properties in possession, at 31 December 2008 and 2007 for the Group compared to the industry average as provided by the Council of Mortgage Lenders (‘CML’), as well as the carrying amount of assets obtained as collateral.

Group(1)(2)
Mortgage arrears	(Percentage of total mortgage loans by number)

31 to 60 days in arrears
31 December 2007	0.65
31 December 2008	0.76

61 to 90 days in arrears

Financial Statements
Notes to the Financial Statements continued

Group(1)(2)
Mortgage arrears	(Percentage of total mortgage loans by number)

31 December 2007	0.28
31 December 2008	0.37

	Group	CML(2)
	(Percentage of total mortgage loans by number)

3 to 5 months in arrears
31 December 2007	0.29	0.62
31 December 2008	0.47	1.01

6 to 11 months in arrears
31 December 2007	0.13	0.35
31 December 2008	0.26	0.62

12 months or more in arrears
31 December 2007	0.05	0.13
31 December 2008	0.10	0.25

(1)	Alliance & Leicester data is not readily available for arrears less than 31 days.

(2)	Council of Mortgage Lenders data is not available for arrears less than 3 months — Data as at 31 December 2008.

	Group	CML(2)
Properties in possession	(Percentage of total mortgage loans by number)

31 December 2007	0.02	0.10
31 December 2008	0.03	0.21

Carrying amount of assets obtained as collateral	£m
31 December 2007	12
31 December 2008	16

Restructured loans
Some mortgage loans have had arrears capitalised. The value of capitalised arrears on loans was less than £1m in both 2008 and 2007.
Unsecured personal loans. The Group uses systems and processes to manage the risks involved in providing unsecured personal loans and overdraft lending or in granting bank account facilities. These include the use of application and behavioural scoring systems to assist in the granting of credit facilities as well as regular monitoring of scorecard performance and the quality of the unsecured lending portfolios. Behavioural scoring examines the lending relationships that a customer has with the Group and how the customer uses their bank account together with a monthly update of the customer’s external borrowing via credit bureaux. This information generates a score that is used to assist in deciding the level of risk (in terms of overdraft facility amount, card facilities granted and preferred unsecured personal loan value) for each customer that the Group is willing to accept. Individual customer scores are normally updated on a monthly basis. The Group has successfully extended the use of behavioural scoring into other areas of the business, including the refinement of debt management strategies and bank account transaction processing.
Unsecured personal loan arrears

	2008	2007
	£m	£m

Total unsecured personal loan arrears(1, 2)	213	203
Total unsecured personal loan asset	3,534	4,041
Unsecured personal loan arrears as a % of asset	6.03	5.02

(1)	Unsecured personal loans include current account customers.

(2)	Unsecured personal loans are defined as the balances of accounts that are three or more months in arrears (> 4 instalments).
Provisions on loans and advances to customers
The charge for provisions on loans and advances to customers adjusts the balance sheet provisions to the level that management deems adequate to absorb actual and inherent losses in the Group’s loan portfolio from homogeneous portfolios of assets and individually identified loans. A proportion of the Group’s provisions on loans and advances to customers relate to loans and advances secured either by a first charge on residential property in the UK, or by other appropriate security depending on the nature of the loan.
The Group’s provisioning policy is as follows. Further information is set out in the Accounting Policies section:

•	Observed provision — an observed provision is established for all past due loans after a specified period of repayment default where it is likely that some of the capital will not be repaid or recovered through enforcement of any applicable security. The length of the default period depends on the nature of the advance and is generally no more than three months. Once a loan misses a payment (breach of contractual terms) an assessment of the likelihood of collecting the principal and overdue payments is made. This assessment is generally made using statistical techniques developed on previous experience and on projections of current market conditions to the time the loss is expected to crystallise. These techniques estimate the propensity of loans to go to write-off and as a separate exercise, the loss incurred on written off debt is monitored. For advances secured on residential property the propensity of loans to reach repossession is determined, with repossessed properties assessed on an individual basis through the use of external valuation, anticipated disposal costs and the current exposure.

Financial Statements
Notes to the Financial Statements continued
•	Incurred but not yet observed provision — an incurred but not yet observed provision is made against loans which have not missed a payment but are known from past experience to have deteriorated since the initial decision to lend was made. Based on historical evidence, the number of accounts likely to default in the future, as a result of events present at the balance sheet date, are identified through use of statistical techniques. During the year, these statistical techniques were expanded and enhanced. In particular, further detailed examination is now performed on the losses that emerge over a defined period of time after the reporting date called the emergence period. This period is determined to ensure that only those accounts which have credit deterioration at the reporting date are captured and excludes accounts which will suffer credit deterioration after the reporting period. The emergence period is two to three months for unsecured lending and 12 months for secured lending. The provision methodology outlined for observed provisions is then applied to accounts identified as impaired in the performing portfolios.

•	Amounts written off — unsecured loans are written off when all internal avenues of collecting the debt have failed and the debt is passed onto external collection agencies. On secured loans, the write off takes place on ultimate realisation of collateral value, or from claiming on any mortgage indemnity guarantee or other insurance. All write offs are on a case by case basis, taking account of the exposure at the date of write-off, after accounting for the value from any collateral or insurance held against the loan. The write-off policy is regularly reviewed.
Security is realised in accordance with the Group’s internal debt management programme. Contact is made with customers with the aim to achieve a realistic and sustainable repayment arrangement. Litigation and/or enforcement of security is usually carried out only when the steps described above have been undertaken without success. As a result of the write-off policy, the provisions will be made a significant time in advance of the related write-off on all products. The exception to this rule is the discovery of fraud, where the exposure is written off once full investigations have been completed and the probability of recovery is minimal. The time span between the discovery and write-off will be a short period and may not result in a provision being raised.
Movements in provisions for impairment losses on loans and advances

2008
£m

Provisions at 1 January 2008	136
Amounts written off
Advances secured on residential properties — UK	(10)
Unsecured personal advances — UK	(102)

Total amounts written off	(112)

Observed provisions charged against profit
Advances secured on residential properties — UK	46
Unsecured personal advances — UK	202

Total observed provisions charged against profit	248

Incurred but not yet observed provisions charged against profit	26

Total provisions charged against profit	274

Provisions at the end of the year	298

Recoveries

2008
£m

Advances secured on residential properties — UK	1
Unsecured personal advances — UK	13

Total amount recovered	14

Retail Banking non-performing loans and advances(1)

2008
£m

Non-performing loans and advances that are impaired	186
Non-performing loans and advances that are not impaired	344

Total non-performing loans and advances(2)	530

Non-performing loans and advances as a percentage of loans and advances to customers(3)	1.29%
Provision as a percentage of total non-performing loans and advances	56.2%

(1)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer.

(2)	All non-performing loans are UK.

(3)	Loans and advances to customers include residential mortgages, unsecured personal loans and current account overdrafts.
Accounting estimates have been refined reflecting the state of the UK economy as described in Note 8. As a result, comparatives for 2007 are not available in the above format. Movement in provisions for 2007 can be found in Note 16.
          In 2008, non-performing loans and advances as a percentage of loans and advances to customers was 1.29%. This reflects the impact of the deteriorating market environment on the performance of the unsecured personal loan and residential mortgage portfolio and a refinement in accounting estimates.
          Interest income recognised on Retail Banking loans that are more than three months in arrears amounted to £14m (2007: £25m).

Financial Statements
Notes to the Financial Statements continued
Market risk in Retail Banking
Market risk is not taken within Retail Banking. Market risks arising in the Retail Banking division are transferred from the originating business to the Asset and Liability Management (‘ALM’) operation within Treasury and Group Items, where they can be managed in conjunction with exposures arising from the funding, liquidity or capital management activities. Funds received with respect to deposits taken are lent on to Treasury and Group Items on matching terms as regards interest rate repricing and maturity. Similarly, loans are funded through matching borrowings from Treasury and Group Items.
Risk Management in Corporate Banking
Credit risk in Corporate Banking
Credit risk is the risk that counterparties will not meet their financial obligations resulting in Corporate Banking losing the monies lent, including any interest accrued, or having to close out transactions prematurely, which may incur losses after realising collateral held. Credit risk arises by Corporate Banking making loans, investing in debt securities or other financial instruments or entering into financing transactions or derivative contracts.
Managing credit risk
The Board has approved a set of risk appetite limits to cover different types of risk, including credit risk, arising in Corporate Banking. Subsequent to its acquisition, the management of Corporate Banking credit risk has been aligned with the processes and procedures used within Abbey National’s Corporate Banking unit. Alliance & Leicester’s credit risk appetite is therefore now measured and controlled by a maximum Economic Capital value, which is defined as the maximum level of unexpected loss that Alliance & Leicester is willing to sustain over a one-year period. Within these limits, credit mandates and policies are approved to cover detailed industry, sector and product limits. All transactions falling within these mandates and policies are accommodated under credit limits approved by the appropriate credit authority. Specific approval is usually required by the Credit Approvals Committee (a specific committee established under the authority of the Chief Executive) for any transaction that falls outside the mandates.
          Analysis of credit exposures and credit risk trends are provided each month to the Corporate Banking Risk Oversight Forum, with key issues escalated to the Risk Committee as required. Large Exposures (as defined by the UK Financial Services Authority) are reported quarterly to the Risk Committee and the UK Financial Services Authority.
          Credit risk on derivative instruments is calculated using the potential future mark-to-market exposure of the instruments at a 97.5% (95% prior to acquisition) statistical confidence level and adding this value to the current value. The resulting ‘loan equivalent’ or credit risk is then included against credit limits, along with other non-derivative exposures. In addition, there is a policy framework to enable the collateralisation of derivative instruments including swaps. If collateral is deemed necessary to reduce credit risk, any unsecured risk threshold, and the nature of any collateral to be accepted, is determined by management’s credit evaluation of the counterparty.
          Corporate Banking has been targeted as an area where we aim to achieve controlled growth, mainly in the area of structured lending to the Real Estate, Education and Health sectors. Focus is being given to the control of credit risks within this expansion with, amongst other things, the development and implementation of robust Credit Policy Mandates and models covering both risk appetite and ratings.
          The following tables provide details of provisions, recoveries, arrears and non-performing loans for the Corporate Banking portfolio as at 31 December 2008.
Movements in provisions for impairment losses on loans and advances:

2008
£m

Provisions at 1 January 2008	27

Amounts written off
Secured	(7)
Unsecured	(10)

Total amounts written off	(17)

Observed provisions charged against profit
Secured	82
Unsecured	73

Total observed provisions charged against profit	155

Incurred but not yet observed provisions charged against profit	120

Total provisions charged against profit	275

Provisions at the end of the year	285

Financial Statements
Notes to the Financial Statements continued
Recoveries

2008
£m

Secured	—
Unsecured	1

Total amount recovered	1

Accounting estimates have been refined reflecting the state of the UK economy as described in Note 8. As a result, comparatives for 2007 and 2006 are not available in the above format. Movement in provisions for 2007 and 2006 can be found in Note 16.
Corporate Banking arrears

	2008	2007
	£m	£m

Total Corporate lending arrears	89	39
Total Corporate lending assets	9,948	8,157
Corporate lending arrears as a % of asset	0.89	0.48

Corporate Banking non-performing loans and advances

	2008	2007
	£m	£m

Non-performing loans and advances that are impaired	343	10
Non-performing loans and advances that are not impaired	—	—

Total non-performing loans and advances	343	10

Non-performing loans and advances as a percentage of loans and advances to customers	3.45	0.12
Provision as a percentage of total non-performing loans and advances	83	270

Market risk in Corporate Banking
Market risk is not taken within Corporate Banking. Market risks arising in the Corporate Banking division are transferred from the originating business to ALM within Treasury and Group Items, where they can be managed in conjunction with exposures arising from the funding, liquidity or capital management activities of ALM. Funds received with respect to deposits taken are lent on to Treasury and Group Items on matching terms as regards interest rate repricing and maturity. Similarly, loans are funded though matching borrowings from Treasury and Group Items.
Risk Management in Treasury
Credit risk in Treasury
Credit risk is the risk that counterparties will not meet their financial obligations resulting in Treasury losing the monies lent, including any interest accrued, or having to close out transactions prematurely, which may incur losses after realising collateral held. Credit risk arises by Treasury making loans, investing in debt securities or other financial instruments or entering into financing transactions or derivative contracts.
Managing credit risk in Treasury
The Alliance & Leicester Group Risk department has been integrated into the Abbey National plc Wholesale Credit Risk department where responsibility for the credit control of assets held by Treasury, as well as for all country, sovereign and financial institution exposures is managed. Risks are managed in accordance with limits, asset quality plans and criteria set out in the relevant policy statement.
          Decisions are based on independent credit risk analysis, supplemented by the output of internal ratings tools and external rating agency analysis. An internal ratings model is used to grade financial institution exposures and to generate probability of default and expected loss. The Group uses external ratings supplemented by internal analysis to assess the risks associated with structured credit and securitisation investments. Individual exposures are reviewed at least annually. Asset quality monitoring is reported by regular executive and management reporting, and exception reporting against a range of asset quality triggers, which include expected loss analysis.
          The Treasury investment portfolio is monitored for potential impairment as soon as an event occurs to suggest a counterparty’s creditworthiness merits attention. Once specific events give rise to a reasonable expectation that future anticipated cash flows may not be received, the asset originating these doubtful cash flows will be deemed to be impaired.
          For structured investment vehicles (SIVs), Collateralised Debt Obligations (CDOs) and Collateralised Loan Obligations (CLOs) impairment is deemed to have occurred when one or more of the following events have occurred:
•	the vehicle has realised losses arising from sale of assets that make it probable that the note-holders will not receive principal and base coupon in full;

•	the vehicle has been restructured and the terms of the restructuring make it probable that the note-holders will not receive principal and base coupon in full;

Financial Statements
Notes to the Financial Statements continued
•	the Group expects to participate in a restructuring or refinancing of the vehicle which has been proposed by the vehicle’s manager or sponsor and the likely terms make it probable that the note-holders will not receive principal and base coupon in full;

•	the vehicle has entered into enforcement; or

•	the funding and market conditions are such that the vehicle is expected either to sell assets or restructure such that it is probable that the note-holders will not receive principal and base coupon in full.
Collateralised debt obligations (CDOs) containing sub-prime US mortgage assets and other structured credit assets are deemed impaired if estimated losses on the underlying assets exceed the level of credit support. Asset backed securities are assessed on an individual basis.
Credit risk mitigation
(i) Netting arrangements
The Group restricts its credit risk by entering into transactions under industry standard agreements which facilitate netting of transactions in the jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, there is scope for the credit risk associated with favourable contracts to be reduced by netting arrangements embodied in the agreements to the extent that if an event of default occurs, all amounts with the counterparty under the specific agreement can be terminated and settled on a net basis. Derivatives, repurchase and reverse repurchase transactions, stock borrowing/lending transactions and securities financing transactions are governed by industry standard agreements that facilitate netting.
(ii) Collateralisation
The Group also mitigates its credit risk to counterparties with which it primarily transacts financial instruments through collateralisation, using industry standard collateral agreements. Under these agreements, net exposures with counterparties are collateralised with cash, securities or equities. Exposures and collateral are revalued daily and collateral is adjusted accordingly to reflect deficits/surpluses. Collateral taken must comply with collateral parameters policy. This policy is designed to control the quality and concentration risk of collateral taken such that collateral held can be liquidated when a counterparty defaults. Cash collateral in respect of derivatives held at the year-end was £566m.
Treasury investments
Investment securities

			Fair value &
		Fair value	impairment
		through	through		Balance sheet
		reserves	income		value as at
	Nominal	(pre-tax)	statements	Other	31.12.08
	£m	£m	£m	£m	£m

Floating rate notes (FRN)	10,132	(182)	(55)	38	9,933
Asset backed securities (ABS)	4,001	(186)	(25)	(74)	3,716
Collateralised debt obligations (CDO)	366	(15)	(72)	(115)	164
Collateralised loan obligations (CLO)	352	(25)	(1)	(5)	321
Principal protected notes (PPN)	42	(6)	(5)	3	34
Other	138	—	(7)	14	145

Total	15,031	(414)	(165)	(139)	14,313

Investment securities include loan & receivable securities and financial assets designated at fair value.
Other includes discounts and premiums, accrued interest and amortisation of mark-to-market losses. The fair value of loan & receivable securities was £13.2bn compared to a balance sheet value of £14.3bn at 31 December 2008.
Analysis of provisions on investment securities

2008
£m

Provisions as at 1 January	122
Charge for the year: Increase in impairment	414
Amounts written off in period	(411)

Provisions as at 31 December	125

Provisions on investment securities are all individual provisions. The total Treasury impairment loss charge for 2008 was £426m (Note 8). This includes a £12m charge for loans and advances to banks.

Financial Statements
Notes to the Financial Statements continued
Investment securities by credit rating of the issuer or counterparty(1)

	FRN	Other	Total
	£m	£m	£m

AAA	—	3,809	3,809
AA	2,333	176	2,509
A	6,596	170	6,766
BBB	712	77	789
Below BBB	292	148	440

Total	9,933	4,380	14,313

(1)	Internal ratings are applied to all exposures.
Floating Rate Notes

			Fair value	Fair value &			Holding
			through	impairment		Balance sheet	value as
			reserves	through income		value as at	% of
	Nominal	Nominal	(pre-tax)	statements	Other	31.12.08	nominal
Country	£m	%	£m	£m	£m	£m	value

UK	942	9	(21)	(17)	9	913	97
Italy	1,101	11	(10)	—	8	1,099	100
Spain	2,338	23	(43)	—	13	2,308	99
Rest of Europe	3,393	33	(62)	(38)	12	3,305	97
US	994	10	(36)	—	(10)	948	95
Rest of World	1,364	14	(10)	—	6	1,360	100

Total	10,132	100	(182)	(55)	38	9,933	98

			Fair value	Fair value &			Holding
			through	impairment		Balance sheet	value as
			reserves	through income		value as at	% of
	Nominal	Nominal	(pre-tax)	statements	Other	31.12.08	nominal
Credit rating	£m	%	£m	£m	£m	£m	value

AA	2,350	23	(24)	—	7	2,333	99
A	6,703	66	(127)	—	20	6,596	98
BBB	735	7	(27)	—	4	712	97
Below BBB	344	4	(4)	(55)	7	292	85

Total	10,132	100	(182)	(55)	38	9,933	98

Asset-Backed Securities

			Fair value	Fair value &			Holding
			through	impairment		Balance sheet	value as
			reserves	through income		value as at	% of
	Nominal	Nominal	(pre-tax)	statements	Other	31.12.08	nominal
Country/Asset type	£m	%	£m	£m	£m	£m	value

UK
ABS	31	1	—	—	—	31	100
MBS	1,302	32	(29)	(11)	(7)	1,255	96

US
ABS	962	24	(56)	—	(25)	881	92
MBS	393	10	(61)	(11)	(44)	277	70

Rest of Europe
ABS	98	3	(3)	—	1	96	98
MBS	929	23	(34)	(3)	3	895	96

Rest of World
ABS	36	1	—	—	—	36	100
MBS	250	6	(3)	—	(2)	245	98

Total	4,001	100	(186)	(25)	(74)	3,716	93

Financial Statements
Notes to the Financial Statements continued

			Fair value	Fair value &			Holding
			through	impairment		Balance sheet	value as
			reserves	through income		value as at	% of
Credit Rating	Nominal	Nominal	(pre-tax)	statements	Other	31.12.08	nominal
/Asset type	£m	%	£m	£m	£m	£m	value

AAA
ABS	1,052	26	(56)	—	(5)	991	94
MBS	2,613	66	(102)	(13)	(28)	2,470	95

AA
ABS	18	—	—	—	(3)	15	83
MBS	105	3	(11)	—	(9)	85	81

A
ABS	83	2	(3)	—	(13)	67	81
MBS	38	1	(8)	—	(1)	29	76

BBB
ABS	17	—	—	—	(5)	12	71
MBS	33	1	(6)	—	(5)	22	67

Below BBB
MBS	42	1	—	(12)	(5)	25	60

Total	4,001	100	(186)	(25)	(74)	3,716	93

Collateralised Debt Obligations

				Fair value
				&		Balance
			Fair value	impairment		sheet	Original		Holding
			through	through		value as	exposure	Original	value as
			reserves	income		at	to sub-	credit	% of
	Nominal	Nominal	(pre-tax)	statements	Other	31.12.08	prime	enhancement	nominal
Country	£m	%	£m	£m	£m	£m	%	%	value

UK	24	7	(6)	—	(1)	17	—	27	71
Rest of Europe	3	1	—	—	—	3	—	—	100
US	339	92	(9)	(72)	(114)	144	21	28	42

Total	366	100	(15)	(72)	(115)	164	19	27	45

				Fair value
				&		Balance
			Fair value	impairment		sheet	Original		Holding
			through	through		value as	exposure	Original	value
			reserves	income		at	to sub-	credit	as % of
	Nominal	Nominal	(pre-tax)	statements	Other	31.12.08	prime	enhancement	nominal
Credit rating	£m	%	£m	£m	£m	£m	%	%	value

AAA	147	40	(12)	—	(44)	91	1	34	62
AA	38	10	(1)	—	(19)	18	10	35	47
A	11	3	—	—	(7)	4	13	23	36
BBB	18	5	(2)	(1)	(8)	7	14	8	39
Below BBB	152	42	—	(71)	(37)	44	41	21	29

Total	366	100	(15)	(72)	(115)	164	19	27	45

Collateralised Loan Obligations

				Fair value &
			Fair value	impairment			Holding
			through	through		Balance sheet	value
			reserves	income		value as at	as % of
	Nominal	Nominal	(pre-tax)	statements	Other	31.12.08	nominal
Country	£m	%	£m	£m	£m	£m	value

UK	115	33	(5)	(1)	(1)	108	94
Rest of Europe	47	13	(7)	—	1	41	87
US	190	54	(13)	—	(5)	172	91

Total	352	100	(25)	(1)	(5)	321	91

Financial Statements
Notes to the Financial Statements continued

			Fair value	Fair value &			Holding
			through	impairment		Balance sheet	value as %
			reserves	through income		value as at	of
	Nominal	Nominal	(pre-tax)	statements	Other	31.12.08	nominal
Credit rating	£m	%	£m	£m	£m	£m	value

AAA	276	78	(12)	(1)	(6)	257	93
AA	42	12	(7)	—	1	36	86
A	30	9	(4)	—	—	26	87
BBB	4	1	(2)	—	—	2	50
Below BBB	—	—	—	—	—	—	—

Total	352	100	(25)	(1)	(5)	321	91

Other
Other investments total £145m. The majority of these are Corporate lending transactions were completed by the Corporate Bank.
Secured Loan to Conduit
As at 31 December 2008:

				Original	Original
		Nominal		credit	sub-prime	Original vintage
		value	Impairment	enhancement	exposure	Pre-2005	2005	2006	2007
Asset Type	Credit rating	£m	£m	%	%	%	%	%	%

ABS
US RMBS	AAA	46	—	32	—	39	61	—	—
(ALT-A)	AA	5	—	18	—	—	—	—	—

Total ABS		51	—	30	—	35	55	—	—

CLO
	AAA	442	—	24	—	99	—	—	1
	AA	33	—	29	—	82	18	—	—
	A	30	—	26	—	100	—	—	—

Total CLO		505	—	24	—	98	1	—	1

CDO
ABS CDO	AAA	19	—	24	36	100	—	—	—
	AA	26	—	28	44	100	—	—	—
	BBB	28	4	26	45	100	—	—	—
	Below BBB	45	17	30	65	100	—	—	—

		118	21	28	51	100	—	—	—

Synthetic CDO
	AAA	27	—	19	—	—	100	—	—
	A	76	6	10	—	32	68	—	—
	BBB	17	14	10	—	—	100	—	—
	Below BBB	34	31	5	—	—	100	—	—

		154	51	10	—	16	84	—	—

Other
	AAA	73	—	45	—	45	—	55	—
	AA	17	—	61	—	—	41	59	—
	A	11	—	49	—	—	100	—	—

		101	—	48	—	32	18	50	—

Total CDO		373	72	26	16	47	40	13	—

Total Conduit assets		929	72			74	19	6	1

The Group’s Conduit facility is currently funded by the Group via secured loans. The Group assesses impairment based on the performance of the underlying assets within the Conduit. The Conduit is not consolidated into the Group accounts on the basis that the Special Purpose Vehicles (SPVs) within the Conduit are not controlled by the Group.
Market risk
Market risk is the potential for loss of income or decrease in the value of net assets caused by movements in the levels and prices of financial instruments including interest rate and foreign currency risks. The Group’s exposure to market risk is governed by a policy approved by the Asset and Liability Management Committee (ALCO) and ratified by the Risk Committee. The policy sets out the nature of risk which may be taken, and applicable maximum risk limits. The Group risk limits are allocated by ALCO to all business units.
          Risk division monitors compliance with market risk limits and reports excesses to ALCO or Risk Committee.

Financial Statements
Notes to the Financial Statements continued
Interest rate risk
Interest rate re-pricing risk mainly arises from mismatches between the re-pricing dates of the assets and liabilities on the Group’s balance sheet, changes in the value of non-linear interest rate positions such as interest rate caps, and from the investment of the Group’s reserves and non-interest and low interest rate liabilities. The Group has established a transfer pricing system which passes interest rate re-pricing risks that arise in the various Group businesses to Treasury. Treasury manages the Group’s overall interest rate risk within policy limits. In addition, strategic hedges are agreed by the ALCO for the investment of the Group’s reserves and non-interest and low interest rate liabilities. These hedges are transacted by Treasury.
          Interest rate risk limits are expressed as the maximum principal amount which is re-priced during a given time period. In the case of Treasury, interest rate risk is measured and limited according to the market value impact of a one basis point shift in particular points on the yield curve. In addition, Value at Risk (VaR) is used to measure the Group’s total exposure to interest rate risks. The VaR measurement methodology calculates the potential loss, in market value terms, from existing risk positions as a result of movement in market interest rates. A variance-covariance VaR model is used based on historical volatility and correlation data and measures VaR to 95% confidence over a one month holding period. A separate model is used to calculate the VaR on positions, such as interest rate options, whose market value varies with changes in interest rates in a non-linear way.
          Although it is a useful tool in measuring risk, VaR does contain some limitations:
•	It does not accurately measure extreme events;

•	The use of a 95% confidence level does not by definition include losses beyond this level of confidence;

•	It relies on the historical volatility and correlation data being similar to the volatility and correlation positions going forward.
The VaR of the Group’s non-trading book exposures are shown below:

	Group
	2008	2007
	£m	£m

Value at Risk	21.6	5.4

The above analysis excludes strategic hedges of Group reserves, non-interest and low interest rate liabilities. Interest rate exposures arising from basis risk, prepayment risk and pipeline risk are excluded from the above measure. These risks are measured using separate techniques and are regularly reported to the ALCO.
          The Group’s trading activities were conducted through the Group’s Treasury division. Group Treasury’s control of, and approach to, market risk, with respect to its trading book activities, is defined by market risk tolerance levels documented in a policy approved by the Group Risk Committee (GRC). Market Risk in the trading book is measured and controlled through stop loss limits and interest rate and credit spread sensitivity limits. During 2008, Treasury assets which gave rise to credit spread sensitivity in the trading books were reclassified for accounting purposes as ‘Loans & Receivables’. Changes in fair value due to changes in credit spreads therefore ceased to impact profit or loss.

	Group
		2008		2007
	Sensitivity to a	Sensitivity to a 1bp	Sensitivity to a 1%	Sensitivity to a 1bp
	1% change in	change in credit	change in interest	change in credit
	interest rates	spread	rates	spread
	£m	£m	£m	£m

Highest	1.1	0.2	1.1	0.3
Lowest	0.4	0.1	0.5	0.2
Average	0.6	0.1	0.8	0.3
Exposure at 31 December	0.8	0.1	0.9	0.2

Foreign exchange risk
The Group’s policy is to have no material open foreign currency positions. The Group offers foreign exchange services to customers through both Treasury and Corporate Bank operations. Detailed limits and controls are established within those businesses to control the exposure. Corporate Bank clears its positions with Treasury in accordance with the policy of transferring market risk positions to Treasury wherever possible. The foreign exchange risks arising from Treasury’s wholesale funding and Treasury asset portfolio are hedged within Treasury’s limits.
Equity risk
The Group’s policy is to have no material exposure to equity price risk. Retail Banking sells third party stock market bonds. The equity and interest rate risks from these bonds are borne entirely by the third party. Alliance & Leicester International Limited sells stock market bonds to customers. Positions may arise in the management of such bonds due to mismatches between the hedging contracts and the underlying customer liabilities. Procedures are established to minimise these positions as tightly as is operationally practicable and to report open positions to ALCO on a monthly basis.
Inflation risk
The Group’s policy is to have no material exposure to inflation risk. This risk arises due to the exposure to inflation linked bonds and loans in Corporate Banking. It is the Group’s policy to fully hedge inflation risk, using inflation swaps or other effective hedge instruments.

Financial Statements
Notes to the Financial Statements continued
Derivatives
Derivative financial instruments (‘derivatives’) are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement, which require no or little initial net investment and swaps are settled at a future date. They include interest rate, cross-currency swaps and forward rate agreements (see table below). Derivatives are used primarily for balance sheet management purposes.
          The principal derivatives used in balance sheet risk management are interest rate swaps, forward rate agreements (FRAs), futures, interest rate options and foreign exchange contracts which are used to hedge the economic exposures arising from mortgage lending, personal and commercial loans, leasing, fixed rate savings products, funding and investment activities and foreign exchange services to customers.
          The following table describes the significant activities undertaken, the related risks associated with such activities and the types of derivatives which are typically used in managing such risks. These risks may alternatively be managed using on-balance sheet instruments or natural hedges that exist in the balance sheet.

Activity	Risk	Type of hedge

Management of the return on variable rate assets financed by shareholders’ funds and net non-interest-bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.

Equity linked investment products.	Sensitivity to changes in equity indices and interest rates.	Equity linked futures and options.

Management of repricing profile of wholesale funding.	Reduced profitability due to adverse movement in wholesale interest rates when large volumes of wholesale funding are repriced.	Forward rate agreements.

Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.

Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

Management of other net interest income on retail activities.	Sensitivity of income to changes in interest rates.	Interest rate swaps.

Investment and funding in foreign currencies.	Sensitivity to changes in foreign exchange rates.	Foreign exchange contracts, cross currency interest rate swaps.

Customer foreign exchange business.	Sensitivity to changes in foreign exchange rates.	Foreign exchange contracts.

Liquidity risk
Liquidity risk is the potential that the Group has insufficient financial resources to meet its payment obligations as they fall due, or can do so only at excessive cost. Liquidity risks arise throughout the Group’s businesses. Its primary business activity is commercial banking and, as such, it engages in maturity transformation, whereby it raises funds that may be withdrawn at short notice and lends them to customers at longer terms.
          Following Banco Santander, S.A.’s acquisition of Alliance & Leicester plc in October 2008, the liquidity risks of Alliance & Leicester plc and Abbey National plc have been managed on a combined basis. For further information, please refer to the liquidity risk discussion in the Risk Management Report of Abbey National plc’s Consolidate Financial Statements. In 2008, Santander’s commitments to the UK Government and regulators to improve the Tier 1 ratio of the combined UK businesses were met using the additional £1bn of capital announced at the time of the acquisition of Alliance & Leicester plc, which was transferred into Abbey from Santander. This capital was in turn transferred to Alliance & Leicester plc in late December as planned.
          The majority of funding is raised from retail deposits with the balance raised in wholesale markets. Alliance & Leicester plc now sources its wholesale funding from Abbey National plc.
Maturities of financial liabilities
The table below analyses the maturities of the undiscounted cash flows relating to financial liabilities of the Group based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers are largely made up of retail deposits. In particular the ‘Demand’ grouping includes current accounts and other variable rate savings products. The ‘Up to 3 months’ grouping largely constitutes wholesale funding of wholesale assets of a similar maturity. This table is not intended to show the liquidity of the Group.

	Group
		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
At 31 December 2008	£m	£m	£m	£m	£m	£m

Deposits by banks	1,279	6,908	544	3,006	—	11,737
Deposits by customers	28,436	8,050	3,179	114	91	39,870
Derivative financial instruments	—	405	436	400	198	1,439
Financial liabilities designated at fair value	—	321	336	26	70	753
Debt securities in issue	—	2,249	4,030	6,919	12,600	25,798
Subordinated liabilities	—	18	66	359	3,009	3,452

Total financial liabilities	29,715	17,951	8,591	10,824	15,968	83,049

Financial Statements
Notes to the Financial Statements continued

	Group
		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
At 31 December 2007	£m	£m	£m	£m	£m	£m

Deposits by banks	639	7,804	4,804	6,269	96	19,612
Deposits by customers	24,600	5,616	1,519	286	185	32,206
Derivative financial instruments	—	51	225	196	55	527
Financial liabilities designated at fair value	—	2,376	1,788	39	77	4,280
Debt securities in issue	—	4,560	4,145	10,490	14,365	33,560
Subordinated liabilities	—	12	102	128	932	1,174

Total financial liabilities	25,239	20,419	12,583	17,408	15,710	91,359